Exhibit 99.6

ENBRIDGE INC.
CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

MANAGEMENT'S REPORT

TO THE SHAREHOLDERS OF ENBRIDGE INC.

Financial Reporting

Management is responsible for the accompanying consolidated financial statements and all other information in this Annual Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and necessarily include amounts that reflect management's judgment and best estimates. Financial information contained elsewhere in this Annual Report is consistent with the consolidated financial statements.

The Board of Directors and its committees are responsible for all aspects related to governance of the Company. The Audit, Finance & Risk Committee of the Board, composed of directors who are unrelated and independent, has a specific responsibility to oversee management's efforts to fulfil its responsibilities for financial reporting and internal controls related thereto. The Committee meets with management, internal auditors and independent auditors to review the consolidated financial statements and the internal controls as they relate to financial reporting. The Audit, Finance & Risk Committee reports its findings to the Board for its consideration in approving the consolidated financial statements for issuance to the shareholders.

Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting includes policies and procedures to facilitate the preparation of relevant, reliable and timely information, to prepare consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles and provide reasonable assurance that assets are safeguarded.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008, based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2008.

PricewaterhouseCoopers LLP, independent auditors appointed by the shareholders of the Company, conducts an examination of the consolidated financial statements in accordance with Canadian generally accepted auditing standards.

Patrick D. Daniel President & Chief Executive Officer	J. Richard Bird Executive Vice President & Chief Financial Officer

February 12, 2009

ENBRIDGE INC. CONSOLIDATED FINANCIAL STATEMENTS      1

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF ENBRIDGE INC.

We have completed integrated audits of Enbridge Inc.'s 2008, 2007 and 2006 consolidated financial statements and of its internal control over financial reporting as at December 31, 2008. Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Enbridge Inc. as at December 31, 2008 and December 31, 2007, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company's financial statements as at December 31, 2008 and December 31, 2007 and for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and December 31, 2007, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

Internal Control over Financial Reporting

We have also audited Enbridge Inc.'s internal control over financial reporting as at December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

2      CONSOLIDATED FINANCIAL STATEMENTS  ENBRIDGE INC.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

Chartered Accountants
Calgary, Alberta, Canada

February 12, 2009

ENBRIDGE INC. CONSOLIDATED FINANCIAL STATEMENTS      3

CONSOLIDATED STATEMENTS OF EARNINGS

Year ended December 31,	2008	2007	2006

(millions of Canadian dollars, except per share amounts)
Revenues
Commodity sales	13,431.9	9,536.4	8,264.5
Transportation and other services	2,699.4	2,383.0	2,380.0

	16,131.3	11,919.4	10,644.5

Expenses
Commodity costs	12,792.0	9,009.5	7,824.6
Operating and administrative	1,312.2	1,163.7	1,084.2
Depreciation and amortization	658.4	596.9	587.4

	14,762.6	10,770.1	9,496.2

	1,368.7	1,149.3	1,148.3
Income from Equity Investments	177.1	167.8	180.3
Other Investment Income (Note 26)	202.7	195.1	107.8
Interest Expense (Note 15)	(550.8)	(550.0)	(567.1)
Gain on Sale of Investment in CLH (Note 5)	694.6	–	–

	1,892.3	962.2	869.3
Non-Controlling Interests	(55.7)	(45.9)	(54.7)

	1,836.6	916.3	814.6
Income Taxes (Note 24)	(508.9)	(209.2)	(192.3)

Earnings	1,327.7	707.1	622.3
Preferred Share Dividends	(6.9)	(6.9)	(6.9)

Earnings Applicable to Common Shareholders	1,320.8	700.2	615.4

Earnings per Common Share (Note 18)	3.67	1.97	1.81

Diluted Earnings per Common Share (Note 18)	3.64	1.95	1.79

The accompanying notes are an integral part of these consolidated financial statements.

4      CONSOLIDATED FINANCIAL STATEMENTS  ENBRIDGE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year ended December 31,	2008	2007	2006

(millions of Canadian dollars)
Earnings	1,327.7	707.1	622.3
Other Comprehensive Income/(Loss)
Change in unrealized gains/(losses) on cash flow hedges, net of tax	(127.4)	96.4	–
Reclassification to earnings of realized cash flow hedges, net of tax	(1.3)	(6.7)	–
Other comprehensive gain/(loss) from equity investees	49.2	(19.8)	–
Non-controlling interest in other comprehensive income	(19.6)	4.9	–
Change in foreign currency translation adjustment	576.8	(447.1)	87.6
Change in unrealized gains/(losses) on net investment hedges, net of tax	(159.9)	174.9	(51.6)

Other Comprehensive Income/(Loss)	317.8	(197.4)	36.0

Comprehensive Income (Note 2)	1,645.5	509.7	658.3

The accompanying notes are an integral part of these consolidated financial statements.

ENBRIDGE INC. CONSOLIDATED FINANCIAL STATEMENTS      5

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Year ended December 31,	2008	2007	2006

(millions of Canadian dollars, except per share amounts)
Preferred Shares (Note 18)	125.0	125.0	125.0

Common Shares (Note 18)
Balance at beginning of year	3,026.5	2,416.1	2,343.8
Common shares issued	–	566.4	–
Dividend reinvestment and share purchase plan	131.3	17.7	18.4
Shares issued on exercise of stock options	36.2	26.3	53.9

Balance at End of Year	3,194.0	3,026.5	2,416.1

Contributed Surplus
Balance at beginning of year	25.7	18.3	10.0
Stock-based compensation	14.5	8.9	10.5
Options exercised	(2.3)	(1.5)	(2.2)

Balance at End of Year	37.9	25.7	18.3

Retained Earnings
Balance at beginning of year	2,537.3	2,322.7	2,098.2
Earnings applicable to common shareholders	1,320.8	700.2	615.4
Common share dividends	(489.3)	(452.3)	(403.1)
Dividends paid to reciprocal shareholder	14.6	13.7	12.2
Cumulative impact of change in accounting policy (Note 2)	–	(47.0)	–

Balance at End of Year	3,383.4	2,537.3	2,322.7

Accumulated Other Comprehensive Income/(Loss) (Note 20)
Balance at beginning of year	(285.0)	(135.8)	(171.8)
Other comprehensive income/(loss)	317.8	(197.4)	36.0
Cumulative impact of change in accounting policy (Note 2)	–	48.2	–

Balance at End of Year	32.8	(285.0)	(135.8)

Reciprocal Shareholding (Note 10)
Balance at beginning of year	(154.3)	(135.7)	(135.7)
Participation in common shares issued	–	(18.6)	–

Balance at End of Year	(154.3)	(154.3)	(135.7)

Total Shareholders' Equity	6,618.8	5,275.2	4,610.6

Dividends Paid per Common Share	1.32	1.23	1.15

The accompanying notes are an integral part of these consolidated financial statements.

6      CONSOLIDATED FINANCIAL STATEMENTS  ENBRIDGE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31,	2008	2007	2006

(millions of Canadian dollars)
Operating Activities
Earnings	1,327.7	707.1	622.3
Depreciation and amortization	658.5	596.9	587.4
Unrealized (gains)/losses on derivative instruments	(120.3)	32.3	–
Equity earnings in excess of cash distributions	(81.6)	(35.2)	(54.2)
Gain on reduction of ownership interest	(12.3)	(33.9)	–
Gain on sale of investment in CLH	(694.6)	–	–
Gain on sale of investment in Inuvik Gas	(5.7)	–	–
Future income taxes	258.1	40.8	(21.0)
Goodwill and asset impairment losses	22.7	–	–
Allowance for equity funds used during construction	(58.9)	(15.1)	(1.5)
Non-controlling interests	55.7	45.9	54.7
Other	48.7	19.2	3.9
Changes in operating assets and liabilities (Note 27)	(10.3)	(6.4)	123.7

	1,387.7	1,351.6	1,315.3

Investing Activities
Acquisitions (Note 5)	–	–	(101.4)
Long-term investments	(659.3)	(20.3)	(362.3)
Sale of investment in CLH	1,369.0	–	–
Sale of investment in Inuvik Gas	13.5	–	–
Settlement of CLH hedges	(47.0)	–	–
Additions to property, plant and equipment	(3,635.7)	(2,299.2)	(1,205.9)
Affiliate loans, net	–	15.6	28.0
Change in construction payable	106.6	75.1	44.0

	(2,852.9)	(2,228.8)	(1,597.6)

Financing Activities
Net change in short-term borrowings	329.0	(262.3)	(266.9)
Net change in commercial paper and credit facility draws	750.8	336.8	188.2
Net change in non-recourse short-term debt	31.6	43.1	57.7
Debenture and term note issues	497.8	1,342.2	1,125.0
Debenture and term note repayments	(602.0)	(634.5)	(400.0)
Net change in Southern Lights project financing	1,238.3	–	–
Non-recourse long-term debt issues	6.4	14.4	2.8
Non-recourse long-term debt repayments	(65.1)	(58.8)	(60.5)
Distributions to non-controlling interests	(9.9)	(18.2)	(31.3)
Common shares issued	29.4	583.8	63.1
Preferred share dividends	(6.9)	(6.9)	(6.9)
Common share dividends	(359.2)	(435.4)	(403.1)

	1,840.2	904.2	268.1

Increase/(Decrease) in Cash and Cash Equivalents	375.0	27.0	(14.2)
Cash and Cash Equivalents at Beginning of Year	166.7	139.7	153.9

Cash and Cash Equivalents at End of Year [1]	541.7	166.7	139.7

The accompanying notes are an integral part of these consolidated financial statements.

1
Cash and cash equivalents consists of $67.5 million (2007 – $78.9 million; 2006 – $72.9 million) of cash and $474.2 million (2007 – $87.8 million; 2006 – $66.8 million) of short-term investments.

ENBRIDGE INC. CONSOLIDATED FINANCIAL STATEMENTS      7

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

December 31,	2008	2007

(millions of Canadian dollars)
Assets
Current Assets
Cash and cash equivalents	541.7	166.7
Accounts receivable and other (Note 6)	2,322.5	2,388.7
Inventory (Note 7)	844.7	709.4

	3,708.9	3,264.8
Property, Plant and Equipment, net (Note 8)	16,389.6	12,597.6
Long-Term Investments (Note 10)	2,491.8	2,076.3
Deferred Amounts and Other Assets (Note 11)	1,318.4	1,182.0
Intangible Assets (Note 12)	225.3	212.0
Goodwill (Note 13)	389.2	388.0
Future Income Taxes (Note 24)	178.2	186.7

	24,701.4	19,907.4

Liabilities and Shareholders' Equity
Current Liabilities
Short-term borrowings (Note 15)	874.6	545.6
Accounts payable and other (Note 14)	2,411.5	2,213.8
Interest payable	101.9	89.1
Current maturities of long-term debt (Note 15)	533.8	605.2
Current maturities of non-recourse long-term debt (Note 16)	184.7	61.1

	4,106.5	3,514.8
Long-Term Debt (Note 15)	10,154.9	7,729.0
Non-Recourse Long-Term Debt (Note 16)	1,474.0	1,508.4
Other Long-Term Liabilities	259.0	253.9
Future Income Taxes (Note 24)	1,290.8	975.6
Non-Controlling Interests (Note 17)	797.4	650.5

	18,082.6	14,632.2

Shareholders' Equity
Share capital
Preferred shares (Note 18)	125.0	125.0
Common shares (Note 18)	3,194.0	3,026.5
Contributed surplus	37.9	25.7
Retained earnings	3,383.4	2,537.3
Accumulated other comprehensive income/(loss) (Note 20)	32.8	(285.0)
Reciprocal shareholding (Note 10)	(154.3)	(154.3)

	6,618.8	5,275.2

Commitments and Contingencies (Note 29)	24,701.4	19,907.4

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors:

David A. Arledge Chair	David A. Leslie Director

8      CONSOLIDATED FINANCIAL STATEMENTS  ENBRIDGE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Enbridge Inc. (Enbridge or the Company) is a publicly traded energy transportation and distribution company. Enbridge conducts its business through five operating segments identified based on products and services offered: Liquids Pipelines, Gas Pipelines, Sponsored Investments, Gas Distribution and Services and International. These operating segments are strategic business units established by senior management to facilitate the achievement of the Company's long-term objectives, to aid in resource allocation decisions and to assess operational performance.

LIQUIDS PIPELINES

Liquids Pipelines includes the Canadian common carrier pipeline and feeder pipelines that transport crude oil and other liquid hydrocarbons including the Enbridge System, the Athabasca System, Spearhead Pipeline, Southern Lights Pipeline and a proportionately consolidated investment in the Olympic Pipeline.

GAS PIPELINES

Gas Pipelines consists of proportionately consolidated investments in natural gas pipelines including the U.S. portion of the Alliance Pipeline, Vector Pipeline and transmission and gathering pipelines in the Gulf of Mexico.

SPONSORED INVESTMENTS

Sponsored Investments consists of the Company's investments in Enbridge Energy Partners, L.P. (EEP), a publicly traded master limited partnership, and Enbridge Energy Management, L.L.C. (EEM) (collectively, the Partnership) as well as Enbridge Income Fund (EIF).

The Partnership transports crude oil and other liquid hydrocarbons through common carrier and feeder pipelines and transports, gathers, processes and markets natural gas and natural gas liquids. EIF is a publicly traded income fund whose primary operations include a 50% interest in the Canadian portion of the Alliance Pipeline and a crude oil and liquids pipeline and gathering system.

GAS DISTRIBUTION AND SERVICES

Gas Distribution and Services consists of natural gas utility operations which serve residential, commercial, industrial and transportation customers, primarily in central and eastern Ontario. It also includes natural gas distribution activities in Quebec, New Brunswick and New York State, and the Company's proportionately consolidated investment in Aux Sable, a natural gas fractionation and extraction business.

The Company's commodity marketing businesses are also included in Gas Distribution and Services. These businesses manage the Company's volume commitments on Alliance and Vector Pipelines as well as offer commodity storage, transport and supply management services.

INTERNATIONAL

The Company's International business consists of investments in two energy-delivery businesses, Oleoducto Central S.A. (OCENSA) in Colombia and, prior to its sale in June 2008, Compañía Logística de Hidrocarburos CLH, S.A. (CLH) in Spain.

CORPORATE

Corporate consists of new business development activities and investing and financing activities, including general corporate investments and financing costs not allocated to the business segments.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These accounting principles are different in some respects from United States generally accepted accounting principles (U.S. GAAP) and the significant differences that impact the Company's financial statements are described in Note 32. Amounts are stated in Canadian dollars unless otherwise noted.

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities in the financial statements. The most significant assets and liabilities where we must make estimates include: values of regulatory assets and liabilities (Note 4); depreciation rates of property, plant and equipment (Note 8); amortization rates of intangible assets (Note 12); measurement of goodwill

ENBRIDGE INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS      9

(Note 13); valuation of share based compensation (Note 19); fair values of financial instruments (Note 21 and Note 22); income taxes (Note 24); post employment benefits (Note 25) and commitments and contingencies (Note 29). Actual results could differ from these estimates.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Enbridge Inc., its subsidiaries and its proportionate share of the accounts of joint ventures. EIF is consolidated in the accounts of the Company because it is a variable interest entity. The Company is the primary beneficiary of EIF through a combination of a 41.9% equity interest and a preferred unit investment. Investments in entities which are not subsidiaries or joint ventures, but over which the Company exercises significant influence, are accounted for using the equity method. Other investments are accounted for according to their classification as held to maturity, loans and receivables or available for sale (see Financial Instruments). All long-term investments are assessed for impairment if the Company identifies an event indicative of possible impairment.

REGULATION

Certain of the Company's Liquids Pipelines, Gas Pipelines and Gas Distribution and Services businesses are subject to regulation by various authorities including, but not limited to, the National Energy Board (NEB), the Federal Energy Regulatory Commission (FERC), the Energy Resources Conservation Board in Alberta (ERCB), the New Brunswick Energy and Utilities Board (EUB) and the Ontario Energy Board (OEB). Regulatory bodies exercise statutory authority over matters such as construction, rates and ratemaking and agreements with customers. To recognize the economic effects of the actions of the regulator, the timing of recognition of certain revenues and expenses in these operations may differ from that otherwise expected under generally accepted accounting principles for non rate-regulated entities.

Regulatory assets represent amounts that are expected to be recovered from customers in future periods through rates. Regulatory liabilities represent amounts that are expected to be refunded to customers in future periods through rates. In the absence of rate regulation, the Company would not recognize regulatory assets or liabilities and the earnings impact would be recorded in the period the expenses are incurred or revenues are earned. Long-term regulatory assets are recorded in Deferred Amounts and Other Assets and current regulatory assets are recorded in Accounts Receivable and Other. Long-term regulatory liabilities are included in Other Long-Term Liabilities and current regulatory liabilities are recorded in Accounts Payable and Other. Regulatory assets are assessed for impairment if the Company identifies an event indicative of possible impairment (Note 4).

Allowance for funds used during construction (AFUDC) is included in the cost of property, plant and equipment and is depreciated over future periods as part of the total cost of the related asset. AFUDC includes both an interest component and, if approved by the regulator, a cost of equity component. In the absence of rate regulation, the Company would capitalize only the interest component; therefore, the capitalized equity component, the corresponding earnings during the construction phase and the subsequent depreciation would not be recognized.

Certain regulators prescribe the pool method of accounting for property, plant and equipment where similar assets with comparable useful lives are grouped and depreciated as a pool. When those assets are retired or otherwise disposed of, gains and losses are not reflected in earnings but are booked as an adjustment to accumulated depreciation. Entities not subject to rate regulation write off the net book value of the retired asset and include any resulting gain or loss in earnings.

With the approval of the regulator, Enbridge Gas Distribution (EGD) capitalizes a percentage of certain operating costs. EGD is authorized to charge depreciation and earn a return on the net book value of such capitalized costs in future years. In the absence of rate regulation, a portion of such costs may be charged to current earnings.

Contributions made to the defined benefit pension plan and the cost of providing post-employment benefits other than pensions (OPEB) for the regulated operations of Gas Distribution and Services are expensed as paid, consistent with the recovery of such costs in rates. Canadian GAAP requires costs and obligations for defined benefit pension plans and OPEB to be determined using the projected benefit method and charged to earnings as services are rendered.

REVENUE RECOGNITION

For businesses which are not rate-regulated, revenues are recorded when products have been delivered or services have been performed. Customer credit worthiness is assessed before agreements are signed.

10      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  ENBRIDGE INC.

For the rate-regulated portion of the Company's main Canadian crude oil pipeline system, revenue is recognized in a manner that is consistent with the underlying agreements as approved by the regulator. Certain Liquids Pipelines revenues are recognized under the terms of a committed 30-year delivery contract rather than the cash tolls received.

For rate-regulated operations in Gas Pipelines and Sponsored Investments, transportation revenues include amounts related to expenses recognized in the financial statements that are expected to be recovered from shippers in future tolls. Revenue is recognized in a given period for tolls received to the extent that expenses are incurred. Differences between the recorded transportation revenue and actual toll receipts give rise to receivable or payable balances.

A significant portion of Gas Distribution and Services operations are subject to rate-regulation. Revenue is recognized in a manner that is consistent with the underlying rate-setting mechanism as mandated by the regulator. Gas distribution revenues are recorded on the basis of regular meter readings and estimates of customer usage from the last meter reading to the end of the reporting period. For the non-regulated portion of Gas Distribution and Services operations, delivery or service performance only takes place when there is a sales contract in place specifying delivery volumes or services required and sales prices.

FINANCIAL INSTRUMENTS

The Company classifies financial assets as either held for trading, held to maturity, loans and receivables or available for sale. The Company classifies financial liabilities as either held for trading or other financial liabilities.

Financial assets and liabilities that are "held for trading" are measured at fair value with changes in fair value recognized in earnings in other investment income, except for derivatives that are designated as, and determined to be, effective hedging instruments, whose changes in fair value are recorded in Other Comprehensive Income (OCI).

Generally, the Company classifies equity investments in other entities that are not accounted for under the equity method or joint venture accounting as "available for sale". Financial assets that are available for sale are measured at fair value, with changes in those fair values recorded in OCI. Where actively quoted prices are not available for fair value measurement, these financial assets are measured at amortized cost. Dividends received from available for sale financial assets are recognized when the right to receive payment is established.

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset is impaired. For investments classified as "available for sale", where no actively quoted market exists for the security, the Company internally values the expected discounted cash flows using observable market inputs and determines whether the decline below carrying value is other than temporary. If the decline is determined to be other than temporary, an impairment charge is recorded in earnings with an offsetting reduction to the carrying value of the investment.

Financial assets that are "held to maturity" and "loans and receivables" and financial liabilities that are "other financial liabilities" are measured at amortized cost using the effective interest method of amortization.

Cash and cash equivalents are designated as "held for trading" and are measured at carrying value which approximates fair value due to the short-term nature of these instruments. Accounts receivable and other are designated as "loans and receivables". Short-term borrowings, accounts payable and other, interest payable, long-term debt and non-recourse long-term debt are designated as "other financial liabilities".

Transaction Costs

Transaction costs are incremental costs directly related to the acquisition of a financial asset or the issuance of a financial liability. The Company incurs transaction costs primarily through the issuance of debt and classifies these costs with the related debt. These costs are amortized using the effective interest rate method over the life of the related debt instrument.

Hedges

The Company uses derivatives and non-derivative financial instruments to manage changes in commodity prices, foreign currency exchange rates and interest rates. Hedge accounting is optional and it requires the Company to document the hedging relationship and test the hedging item's effectiveness in offsetting changes in fair values or cash flows of the underlying hedged item on an ongoing basis. The Company presents the earnings and cash flow effects of hedging items with the hedged transaction.

ENBRIDGE INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS      11

Cash Flow Hedges

The Company uses cash flow hedges to manage changes in commodity prices, foreign currency exchange rates and interest rates. The effective portion of the change in the fair value of a cash flow hedging instrument is recorded in OCI and reclassified to earnings when the hedged item impacts earnings or to the carrying value of the related non-financial asset or liability. Any hedge ineffectiveness is recorded in current period earnings.

If a derivative instrument designated as a cash flow hedge ceases to be effective or is terminated, hedge accounting is discontinued and the gain or loss at that date is deferred in OCI and recognized concurrently with the related transaction. If a hedged anticipated transaction is no longer probable, the gain or loss is recognized immediately in earnings. Subsequent gains and losses from ineffective derivative instruments are recognized in earnings in the period they occur.

Fair Value Hedges

The Company may use fair value hedges to hedge the fair value of debt instruments or commodity positions. The change in the fair value of the hedging instrument is recorded in earnings with changes in the fair value of the hedged asset or liability that is designated as part of the hedging relationship. If a fair value hedge is discontinued or ceases to be effective, the hedged asset or liability ceases to be remeasured at fair value and the fair value adjustment is recognized in earnings over the remaining life of the hedged item.

Net Investment Hedges

The Company uses net investment hedges to manage the carrying values of U.S. dollar denominated foreign investments. The effective portion of the change in the fair value of the hedging instrument is recorded in OCI. Any ineffectiveness is recorded in current period earnings. Amounts recorded in Accumulated Other Comprehensive Income or Loss (AOCI) are recognized in earnings when there is a reduction of the hedged net investment resulting from a sale of ownership interests.

Non-Hedge Derivatives

If a derivative instrument is not an effective hedge for accounting purposes or is not designated as hedging item, changes in the fair value are recorded in current period earnings.

INCOME TAXES

For non-regulated operations, the liability method of accounting for income taxes is followed. Future income tax assets and liabilities are recorded based on temporary differences between the tax bases of assets and liabilities and their carrying values for accounting purposes. Future income tax assets and liabilities are measured using the tax rate that is expected to apply when the temporary differences reverse.

The regulated activities of the Company recover income tax expense based on the taxes payable method when prescribed by regulators or in ratemaking agreements that are subject to regulatory approval. As a result, rates do not include the recovery of future income taxes related to temporary differences and the Company does not record future income tax assets or liabilities related to these differences. The Company expects that all unrecorded future income taxes will be recovered in rates when they become payable.

FOREIGN CURRENCY TRANSLATION

The Company's U.S. dollar operations are primarily self-sustaining. Self-sustaining operations are translated into Canadian dollars using the current rate method. Under this method, assets and liabilities are translated using period-end exchange rates, with revenues and expenses translated using monthly average rates. Gains and losses arising on translation of these operations are included in the cumulative translation adjustment component of AOCI.

Monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into its functional currency at the rates of exchange in effect at the period end date. Gains or losses on foreign exchange are recorded in the Consolidated Statements of Earnings.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include short-term deposits with a term to maturity of three months or less when purchased.

12      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  ENBRIDGE INC.

INVENTORY

Inventory is primarily comprised of natural gas in storage held in EGD. Natural gas in storage is recorded at the quarterly prices approved by the OEB in the determination of customer sales rates. The actual price of gas purchased may differ from the OEB approved price. The difference between the approved price and the actual cost of the gas purchased is deferred for future refund or collection as approved by the OEB. Other inventory, consisting primarily of commodities held in storage, is recorded at the lower of cost and net realizable value.

PROPERTY, PLANT AND EQUIPMENT

Expenditures for construction, expansion, major renewals and betterments are capitalized; maintenance and repair costs are expensed as incurred. Expenditures for project development are capitalized if they are expected to have a future benefit. The Company capitalizes interest incurred during construction. For rate-regulated assets, if approved, an allowance for equity funds used during construction (AEDC) is capitalized at rates authorized by the regulatory authorities. Depreciation of property, plant and equipment is provided on a straight-line basis over the estimated service lives of the assets commencing when the asset is placed in service.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews the carrying values of its long-lived assets at least annually or as events or changes in circumstances warrant. If it is determined that the carrying value of an asset exceeds the fair value and that the decline is other than temporary based on future cash flows, the assets are written down to fair value.

DEFERRED AMOUNTS AND OTHER ASSETS

Deferred amounts and other assets include costs which regulatory authorities have permitted, or are expected to permit, to be recovered through future rates, contractual receivables under the terms of long-term delivery contracts, derivative financial instruments as well as pension assets. Certain deferred amounts are amortized on a straight-line basis over various periods depending on the nature of the charges.

INTANGIBLE ASSETS

Intangible assets consist primarily of acquired long-term transportation contracts which are amortized on a straight-line basis over the expected lives of the contracts.

GOODWILL

Goodwill represents the excess of the purchase price over the fair value of net identifiable assets on acquisition of a business. Goodwill is not subject to amortization but is tested for impairment at least annually. For the purposes of impairment testing, reporting units are identified as business operations within an operating segment. Potential impairment is identified when the carrying value of a reporting unit, including allocated goodwill, exceeds its fair value. Goodwill impairment is measured as the excess of the carrying amount of the reporting unit's allocated goodwill over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the reporting unit.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations (AROs) associated with the retirement of long-lived assets are measured at fair value and recognized as Other Long-Term Liabilities in the period when they can be reasonably determined. The fair value approximates the cost a third party would charge in performing the tasks necessary to retire such assets and is recognized at the present value of expected future cash flows. AROs are added to the carrying value of the associated asset and depreciated over the asset's useful life. The corresponding liability is accreted over time through charges to earnings and is reduced by actual costs of decommissioning and reclamation. The Company's estimates of retirement costs could change as a result of changes in cost estimates and regulatory requirements.

For certain of the Company's assets it is not possible to make a reasonable estimate of AROs due to the indeterminate timing and scope of the asset retirements.

Depreciation expense for Gas Distribution and Services operations includes a provision for AROs at rates approved by the regulator. Actual costs incurred are charged to accumulated depreciation in accordance with regulatory treatment.

POST-EMPLOYMENT BENEFITS

The Company maintains pension plans which provide defined benefit and defined contribution pension benefits. Pension costs and obligations for the defined benefit pension plans are determined using the projected benefit

ENBRIDGE INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS      13

method and are charged to earnings as services are rendered, except for the regulated operations of Gas Distribution and Services, where contributions made to the plan are expensed as paid consistent with the recovery of such costs in rates. For defined contribution plans, contributions made by the Company are expensed.

Pension plan assets are measured at fair value. The expected return on pension plan assets is determined using market related values. Adjustments arising from plan amendments and the transitional amounts recognized on adoption of the accounting standard are amortized on a straight-line basis over the average remaining service period of the employees active at the date of amendment or transition. The excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of the active employees.

The Company also provides post-employment benefits other than pensions, including group health care and life insurance benefits for eligible retirees, their spouses and qualified dependants. The cost of such benefits is accrued during the years employees render service, except for the regulated operations of Gas Distribution and Services where the cost of providing these benefits is expensed as paid, consistent with the recovery of such costs in rates.

STOCK BASED COMPENSATION

Stock options granted are recorded using the fair value method. Under this method, compensation expense is measured at fair value at the grant date and is recognized on a straight-line basis over the shorter of the vesting period or the period to early retirement eligibility with a corresponding credit to contributed surplus. Balances in contributed surplus are transferred to share capital when the options are exercised.

Performance Stock Units (PSUs) vest at the completion of a three-year term and Restricted Stock Units vest at the completion of a 35-month term; both are settled in cash. During the term, an expense is recorded based on the number of units outstanding and the current market price of the Company's shares with an offset to Other Long-Term Liabilities. The value of the PSU's is also dependent on the Company's performance relative to performance targets set out under the plan.

COMPARATIVE AMOUNTS

Where practical, or considered material to the reader, certain comparative amounts have been reclassified to conform with the current year's financial statement presentation.

2.  CHANGES IN ACCOUNTING POLICIES

FINANCIAL INSTRUMENTS, COMPREHENSIVE INCOME AND HEDGING RELATIONSHIPS

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530 Comprehensive Income, Section 3251 Equity, Section 3855 Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation and Section 3865 Hedges. In accordance with the transitional provisions in these new standards, these policies were adopted prospectively and accordingly, the prior periods were not restated. Prior period unrealized gains and losses related to the Company's foreign currency translation adjustments and net investment hedges are now included in AOCI.

Comprehensive Income and Equity

The new standards introduced comprehensive income, which consists of earnings and OCI. The cumulative changes in OCI are recorded in AOCI, a separate component of shareholders' equity. The cumulative translation adjustment, previously presented as a separate component of shareholders' equity, is now presented as a component of AOCI. The components of AOCI are presented in Note 20.

Financial Instruments

CICA Handbook Section 3855 established recognition and measurement criteria for financial instruments and requires that, generally, all financial instruments are recorded at fair value on initial recognition. Subsequent measurement depends on whether the instrument has been classified as "held to maturity", "held for trading", "available for sale" or "loans and receivables" as defined by Section 3855.

With the exception of recognizing derivative instruments, including hedge instruments, at fair value, the carrying value of the Company's financial instruments did not change. The methods by which the Company determines the fair value of its financial instruments also did not change as a result of adopting this standard.

14      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  ENBRIDGE INC.

Impact on Adoption

The adoption of the new standards resulted in the following adjustments on January 1, 2007:

Increase/(Decrease)	Assets	Liabilities and Equity

(millions of Canadian dollars)
Accounts receivable and other [1,2]	5.4	–
Deferred amounts and other assets [1,2,3,4]	55.3	–
Long-term investments [1]	(57.3)	–
Accounts payable and other [2]	–	57.6
Long-term debt [3]	–	(52.7)
Other long-term liabilities [1,2,4]	–	42.5
Future income taxes [1]	–	(18.9)
Non-controlling interests [1]	–	(26.3)
Accumulated other comprehensive income [1]	–	48.2
Retained earnings [1]	–	(47.0)

	3.4	3.4

1
As a result of the new standards for cash flow hedges, the Company recognized unrealized net gains related to interest rate, foreign exchange and commodity hedges. The Company adjusted both deferred amounts and retained earnings for historical fair value adjustments related to certain cash flow hedges.

2
The Company recorded a regulatory liability due to the recognition of fixed price power contracts offset by unrealized financial instrument losses.

3
The Company reclassified unamortized deferred financing fees from deferred amounts and other assets to long-term debt as a result of adopting the new standards.

4
Relates to the recognition of gas purchase hedges for the regulated gas distribution businesses at January 1, 2007.

CAPITAL DISCLOSURES AND FINANCIAL INSTRUMENTS – DISCLOSURES AND PRESENTATION

Effective January 1, 2008, the Company adopted new accounting standards for Capital Disclosures (CICA Handbook Section 1535) and Financial Instruments – Disclosures and Presentation (CICA Handbook Sections 3862 and 3863). While the new standards did not change the Company's accounting policies, they resulted in additional disclosures.

Under Section 1535, the Company disclosed its objectives, policies and procedures for managing capital, summary quantitative data about what the Company manages as capital, whether the Company has complied with any externally imposed capital requirements and, if the Company has not complied with them, any consequences of non-compliance with these capital requirements.

Sections 3862 and 3863 replaced Section 3861 Financial Instruments – Disclosure and Presentation. Disclosure requirements are revised and enhanced, while presentation requirements remain essentially unchanged. The new disclosure requirements have expanded disclosure about the significance of financial instruments for the Company's financial position and performance, the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

INVENTORIES

The CICA issued Section 3031 Inventories effective January 1, 2008 which aligns accounting for inventories under Canadian GAAP with International Financial Reporting Standards (IFRS) and has replaced Section 3030. The adoption of the revised standard did not have a significant effect on the Company.

FUTURE ACCOUNTING POLICY CHANGES

Accounting for the Effects of Rate Regulation

In August 2007, the Canadian Accounting Standards Board (AcSB) published its decision with respect to rate regulated operations. The AcSB decided to retain much of the existing guidance related to rate-regulated operations; however, the exemption from the requirement to record future income taxes, as currently provided in CICA Handbook Section 3465 Income Taxes and the exemption from CICA Handbook Section 1100 Generally Accepted Accounting Principles will be removed, effective January 1, 2009. The Company will adopt these changes on January 1, 2009 and the principal effect will be the recognition of future income tax liabilities on the balance sheet, offset equally by regulatory assets. (Note 4)

ENBRIDGE INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS      15

Goodwill and Intangible Assets

The CICA implemented revisions to standards dealing with goodwill and intangible assets effective for fiscal years beginning on or after October 1, 2008. Section 3064 Goodwill and Intangible Assets, which replaces Section 3062 Goodwill and Other Intangible Assets, gives guidance on the recognition of intangible assets as well as the recognition and measurement of internally developed intangible assets. This standard is not expected to materially impact the Company's financial statements.

Business Combinations

The CICA issued Section 1582 Business Combinations, which replaces Section 1581. This new standard aligns accounting for business combinations under Canadian GAAP with IFRS and is effective for business combinations entered into on or after January 1, 2011. The adoption of the revised standard is expected to impact the Company's financial statements only to the extent that business combinations are entered into after the effective date.

International Financial Reporting Standards

The AcSB confirmed in February 2008 that publicly accountable entities will be required to adopt IFRS for interim and annual financial statements for periods beginning on January 1, 2011. The Company has established a project plan for implementing IFRS which includes determining:

  •   Changes to accounting policies and implementation decisions;

  •   Disclosure requirements;

  •   Changes to information systems and accounting processes;

  •   Changes to internal controls over financial reporting and disclosure controls and procedures;

  •   Training requirements; and

  •   External stakeholder communications.

The impact of the adoption of IFRS on the Company's financial reporting is not yet determinable.

3.  SEGMENTED INFORMATION

Year ended December 31, 2008	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate [1]	Consolidated

(millions of Canadian dollars)
Revenues	1,170.5	359.3	297.5	14,279.6	11.8	12.6	16,131.3
Commodity costs	–	–	–	(12,792.0)	–	–	(12,792.0)
Operating and administrative	(492.1)	(117.2)	(101.6)	(554.4)	(14.1)	(32.8)	(1,312.2)
Depreciation and amortization	(180.8)	(100.2)	(78.1)	(291.3)	(0.8)	(7.2)	(658.4)

	497.6	141.9	117.8	641.9	(3.1)	(27.4)	1,368.7
Income from equity investments	(0.2)	–	148.4	4.7	25.0	(0.8)	177.1
Other investment income and gain on sale of CLH	60.6	7.7	25.0	25.0	726.1	52.9	897.3
Interest and preferred share dividends	(111.4)	(68.8)	(59.9)	(201.0)	–	(116.6)	(557.7)
Non-controlling interest	(1.0)	–	(46.5)	(6.8)	–	(1.4)	(55.7)
Income taxes	(117.6)	(32.3)	(73.1)	(163.2)	(139.8)	17.1	(508.9)

Earnings applicable to common shareholders	328.0	48.5	111.7	300.6	608.2	(76.2)	1,320.8

16      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  ENBRIDGE INC.

Year ended December 31, 2007	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate [1]	Consolidated

(millions of Canadian dollars)
Revenues	1,090.9	321.3	270.3	10,217.9	9.8	9.2	11,919.4
Commodity costs	–	–	–	(9,009.5)	–	–	(9,009.5)
Operating and administrative	(426.5)	(87.4)	(79.2)	(529.9)	(14.2)	(26.5)	(1,163.7)
Depreciation and amortization	(155.8)	(83.5)	(74.8)	(276.3)	(0.8)	(5.7)	(596.9)

	508.6	150.4	116.3	402.2	(5.2)	(23.0)	1,149.3
Income from equity investments	(0.6)	–	96.5	8.7	64.1	(0.9)	167.8
Other investment income	15.5	23.4	38.8	25.7	39.1	52.6	195.1
Interest and preferred share dividends	(100.9)	(64.2)	(61.9)	(207.1)	–	(122.8)	(556.9)
Non-controlling interest	(1.3)	–	(38.4)	(5.7)	–	(0.5)	(45.9)
Income taxes	(134.1)	(39.9)	(54.4)	(44.4)	(2.9)	66.5	(209.2)

Earnings applicable to common shareholders	287.2	69.7	96.9	179.4	95.1	(28.1)	700.2

Year ended December 31, 2006	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	International	Corporate [1]	Consolidated

(millions of Canadian dollars)
Revenues	1,048.1	345.9	254.7	8,973.2	14.2	8.4	10,644.5
Commodity costs	–	–	–	(7,824.6)	–	–	(7,824.6)
Operating and administrative	(391.2)	(96.0)	(67.7)	(483.6)	(18.2)	(27.5)	(1,084.2)
Depreciation and amortization	(153.4)	(87.5)	(71.9)	(267.9)	(0.9)	(5.8)	(587.4)

	503.5	162.4	115.1	397.1	(4.9)	(24.9)	1,148.3
Income from equity investments	(0.2)	–	111.5	16.8	52.2	–	180.3
Other investment income	3.2	9.2	2.9	12.9	45.2	34.4	107.8
Interest and preferred share dividends	(102.4)	(73.3)	(60.0)	(193.8)	–	(144.5)	(574.0)
Non-controlling interest	(1.6)	–	(48.0)	(4.4)	–	(0.7)	(54.7)
Income taxes	(128.3)	(37.1)	(34.7)	(54.9)	(9.3)	72.0	(192.3)

Earnings applicable to common shareholders	274.2	61.2	86.8	173.7	83.2	(63.7)	615.4

The measurement basis for preparation of segmented information is consistent with the significant accounting policies described in Note 1.

1
Corporate includes new business development activities and investing and financing activities, including general corporate investments and financing costs not allocated to the business segments.

ENBRIDGE INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS      17

TOTAL ASSETS

December 31,	2008	2007

(millions of Canadian dollars)
Liquids Pipelines	7,466.7	5,334.6
Gas Pipelines	2,736.1	2,043.9
Sponsored Investments	3,765.5	2,688.1
Gas Distribution and Services	7,631.3	7,287.3
International	357.4	908.6
Corporate	2,744.4	1,644.9

	24,701.4	19,907.4

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

December 31,	2008	2007

(millions of Canadian dollars)
Liquids Pipelines	2,904.8	1,413.1
Gas Pipelines	136.4	200.4
Sponsored Investments	57.8	54.9
Gas Distribution and Services	478.2	479.8
International and Corporate	117.0	159.1

	3,694.2	2,307.3

GEOGRAPHIC INFORMATION

Revenues 1

December 31,	2008	2007	2006

(millions of Canadian dollars)
Canada	12,447.8	8,337.0	7,968.7
United States	3,671.8	3,572.6	2,661.6
Other	11.7	9.8	14.2

	16,131.3	11,919.4	10,644.5

1
Revenues are based on the country of origin of the product or services sold.

PROPERTY, PLANT AND EQUIPMENT

December 31,	2008	2007

(millions of Canadian dollars)
Canada	12,338.3	10,031.2
United States	4,049.8	2,564.4
Other	1.5	2.0

	16,389.6	12,597.6

18      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  ENBRIDGE INC.

4.  FINANCIAL STATEMENT EFFECTS OF RATE REGULATION

GENERAL INFORMATION ON RATE REGULATION AND ITS ECONOMIC EFFECTS

A number of businesses within the Company are subject to regulation where the rates approved by the regulator are designed to recover the costs of providing the products and services referred to as the cost of service toll methodology. The Company's significant regulated businesses and related accounting impacts are described below.

Enbridge System

The primary business activities of the Enbridge System are subject to regulation by the NEB. Tolls are based on a cost of service methodology and are based on agreements with customers which are filed with the NEB for approval.

The incentive tolling settlement (ITS) is effective from January 1, 2005 to December 31, 2009 and defines the methodology for calculation of tolls and the revenue requirement on the core component of the Enbridge System in Canada. Toll adjustments, for variances from requirements defined in the ITS, are filed annually with the regulator for approval.

Athabasca Pipeline

Athabasca Pipeline is regulated by the ERCB. Tolls are established based on long-term transportation agreements with individual shippers and taxes are recorded using the taxes payable method.

Vector Pipeline

Vector Pipeline is an interstate natural gas pipeline with a FERC approved tariff establishing rates, terms and conditions governing its service to customers. Rates are determined using a cost of service methodology. Tariff changes may only be implemented upon approval by the FERC. Tolls include a return on equity component of 11.04% (2007 – 10.75%; 2006 – 10.75%) after tax.

Alliance Pipeline

The U.S. portion of the Alliance Pipeline (Alliance) is regulated by the FERC and the Canadian portion of the pipeline is regulated by the NEB. Shippers on Alliance entered into 15-year transportation contracts expiring in December 2015, with a cost of service toll methodology. Toll adjustments are filed annually with the regulator. The tolls include a return on equity component of 10.88% (2007 – 10.88%; 2006 – 10.85%) after tax for the U.S. portion and 11.26% (2007 – 11.26%; 2006 – 11.25%) after tax for the Canadian portion. Alliance tolls are based on a deemed 70% debt and 30% equity structure.

Enbridge Gas Distribution

EGD's gas distribution operations are regulated by the OEB. EGD's rates are based on a revenue per customer cap incentive regulation (IR) methodology which adjusts revenues, and consequently rates, annually and relies on an annual process to forecast volume and customer additions. Unlike the cost of service methodology used in prior years, the concepts of rate base and return on rate base are not relevant under IR.

EGD's rate of return on common equity embedded in rates was 8.39% (2007 – 8.39%; 2006 – 8.74%) after tax based on a 36% (2007 – 36%; 2006 – 35%) deemed common equity component of capital for regulatory purposes.

Enbridge Gas New Brunswick

Enbridge Gas New Brunswick (EGNB) is regulated by the EUB and follows a cost of service tolling methodology. An application for rate adjustments is filed annually for EUB approval. EGNB's rate of return on rate base was 9.71% (2007 – 9.70%; 2006 – 9.78%) after tax and the approved rate of return on equity was 13.00% (2007 – 13.00%; 2006 – 13.00%) after tax, based on equity which is capped at 50%.

ENBRIDGE INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS      19

FINANCIAL STATEMENT EFFECTS

Accounting for rate-regulated entities has resulted in recording the following regulatory assets and liabilities:

			Estimated Settlement Period	Earnings Impact [1]
December 31,	2008	2007	(years)	2008	2007	2006

(millions of Canadian dollars)
Regulatory Assets/(Liabilities)
Liquids Pipelines
Enbridge System tolling deferrals [2]	113.6	143.4	1	(29.8)	(22.8)	(6.1)
Power purchase arrangements [3]	(20.9)	(23.8)	1-3	2.9	(23.8)	–
Gas Pipelines
Deferred transportation revenue [4]	266.7	181.4	15-17	1.1	5.9	9.8
Transportation revenue adjustment [5]	6.7	4.1	1	0.9	(2.6)	(1.4)
Sponsored Investments
Deferred transportation revenue [4]	79.8	65.6	17	5.9	7.7	7.3
Gas Distribution and Services
EGNB regulatory deferral [6]	132.7	117.7	32	10.1	10.3	12.4
Class action lawsuit settlement [7]	20.1	22.0	4	(1.2)	–	13.5
Ontario hearing cost [8]	5.3	8.1	2	(1.8)	(0.7)	(1.7)
Purchased gas variance [9]	(75.2)	(141.1)	1	43.8	(8.8)	(99.3)
Unaccounted for gas variance [10]	0.6	6.1	1	(3.6)	11.4	(9.4)
Transactional services deferral [11]	(6.5)	(8.8)	1	–	–	–

1
The effect of a number of the Company's businesses being subject to rate regulation increased / (decreased) after tax reported earnings by the identified amounts.

2
Tolls on the Enbridge System are calculated in accordance with the ITS, System Expansion Program (SEP) II and the Terrace agreements and are established each year based on capacity, the allowed revenue requirement and the Terrace agreement. Where actual volumes shipped on the pipeline do not result in collection of the annual revenue requirement, a receivable is recognized and incorporated into tolls in the subsequent year. Recovery in the subsequent year, in whole or in part, is dependent upon realizing shipping volumes consistent with tolling model forecasts. Under/over collection are rolled into subsequent years. In addition, other tolling deferrals are recorded in accordance with the various agreements.

3
The power purchase arrangements liability represents the fair value of fixed price contracts and related financial instruments used to manage the mix of fixed and floating power costs (Note 21). Under rate regulation any fair value changes are passed to shippers through tolls. In the absence of rate regulation, these changes would impact earnings in the year incurred.

4
Deferred transportation revenue is related to the cumulative difference between GAAP depreciation expense of Alliance and Vector Pipelines and depreciation expense included in the regulated transportation rates. The Company expects to recover this difference over a number of years when depreciation rates in the transportation agreements are expected to exceed the GAAP depreciation rates, for Alliance US beginning in 2009 and Alliance Canada beginning in 2012 and ending in 2025 and for Vector beginning in 2008 and ending in 2023. This regulatory asset is not included in the rate base.

5
The transportation revenue adjustment is the cumulative difference between actual expenses of Alliance Pipeline US and estimated expenses included in transportation rates. The transportation revenue adjustment is recoverable under the long-term transportation agreements and is not included in the rate base.

6
A regulatory deferral account captures the difference between EGNB's distribution revenues and its cost of service revenue requirement during the development period. The regulatory deferral account balance will be amortized over a recovery period approved by the EUB, currently expected to end after 2040, commencing at the end of the development period which is expected to be 2010.

7
Class action lawsuit settlement deferral represents amounts paid towards the settlement of a class action lawsuit related to late payment penalties. Pursuant to an OEB decision in February 2008, these amounts will be recovered from customers over a five-year period commencing in 2008. In the absence of rate regulation these costs would be expensed as incurred.

8
Ontario hearing costs are incurred by EGD for the rate hearing process. EGD has historically been granted OEB approval for recovery of such hearing costs, generally within two years. In the absence of rate regulation these costs would be expensed as incurred.

9
Purchased gas variance is the difference between the actual cost and the approved cost of gas reflected in rates. EGD has historically been granted approval for recovery or required refund of this variance within the year. In the absence of rate regulation the actual cost of gas sold would be recognized in earnings in the year sold.

10
Unaccounted for gas variance represents the difference between the total gas distributed by EGD and the amount of gas billed or billable to ratepayers, to the extent it is different from the approved gas variance. EGD has deferred unaccounted for gas variance and has historically been granted approval for recovery or required refund of this amount in the subsequent year. In the absence of rate regulation this variance would be included in cost of sales.

11
Transactional services deferral represents the ratepayer portion of excess earnings generated from optimization of storage and pipeline capacity. EGD has historically been required to refund the amount to ratepayers in the following year. There would be no change in the treatment of this item in the absence of rate regulation.

20      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  ENBRIDGE INC.

OTHER ITEMS AFFECTED BY RATE REGULATION

Future Income Taxes

In the absence of rate regulation, future income tax liabilities of $532.9 million (2007 – $517.1 million) associated with certain assets, primarily property, plant and equipment, would be recorded.

The Company has recorded net future income tax liabilities of $67.7 million (2007 – $24.0 million) related to certain regulatory asset/liability deferral accounts identified above. Accumulated future income tax liabilities of $54.5 million (2007 – $55.6 million) related to the remaining regulatory deferral accounts have not been recognized at December 31, 2008. In the absence of rate regulation, regulatory deferrals would not be recorded nor would the associated future income tax liabilities. As a result of these tax impacts, earnings during the year would decrease by $15.0 million (2007 – increase by $62.2 million).

Allowance For Funds Used During Construction and Other Capitalized Costs

With the pool method prescribed by regulators, it is not possible to identify the carrying value of the equity component of AFUDC or its effect on depreciation. Similarly, gains or losses on the retirement of specific fixed assets in any given year cannot be identified or quantified.

Operating Cost Capitalization

EGD entered into a consulting contract relating to asset management initiatives. The majority of the costs are being capitalized to gas mains in accordance with regulatory approval. At December 31, 2008, $93.7 million (2007 – $82.2 million) was included in gas mains, which are depreciated over the average service life of 25 years. In the absence of rate regulation, the majority of these costs would be charged to current earnings.

Pension Plans

Had pension costs and obligations been recognized at EGD, the net pension asset would have increased by $156.1 million at December 31, 2008 (2007 – $153.3 million) and earnings would have increased by $3.1 million (2007 – decreased by $1.1 million).

Post-Employment Benefits Other than Pensions

In the absence of rate regulation, the cost of such benefits is accrued during the years employees render service. Had these costs been accrued at EGD, the net OPEB liability would have increased by $75.5 million (2007 – $70.8 million) and earnings would have decreased by $5.5 million (2007 – $5.8 million).

5.  DISPOSITION AND ACQUISITION

DISPOSITION

On June 17, 2008, the Company sold its 25% investment in CLH for total proceeds of $1.38 billion (876 million euros), including a dividend receivable of $17.3 million (10.9 million euros), net of transaction costs. The sale of CLH resulted in a gain of $694.6 million. Earnings generated by the CLH investment were $24.7 million (2007 – $65.6 million; 2006 – $54.5 million) for the year ended December 31, 2008, and are included in the International operating segment. Operating cash flows generated by the CLH investment were $11.5 million for the year ended December 31, 2008 (2007 – $58.4 million; 2006 – $56.2 million).

ENBRIDGE INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS      21

ACQUISITION

On February 1, 2006, Enbridge acquired a 65% common share interest in the Olympic Pipe Line Company for $112.7 million in cash.

(millions of Canadian dollars)
Fair Value of Assets Acquired:
Property, plant and equipment	107.0
Other assets	5.0
Future income taxes	(6.1)
Other liabilities	(17.0)

88.9
Goodwill	23.8

112.7

Purchase Price:
Cash, net of $1.6 million cash acquired	112.7
Deposit paid in 2005	(11.3)

101.4

6.  ACCOUNTS RECEIVABLE AND OTHER

December 31,	2008	2007

(millions of Canadian dollars)
Trade receivables	1,088.4	1,332.4
Unbilled revenues	569.8	453.0
Regulatory assets	144.6	183.7
Taxes receivable	133.3	17.6
GST receivable	74.6	78.7
Short-term portion of derivative assets	65.3	79.5
Prepaid expenses and deposits	28.4	20.2
Transfer fees	22.3	28.9
Due from affiliates	18.3	75.0
Dividends receivable	13.3	12.2
Other	164.2	107.5

	2,322.5	2,388.7

7.  INVENTORY

December 31,	2008	2007

(millions of Canadian dollars)
Gas	674.3	599.2
Other commodities	170.4	110.2

	844.7	709.4

22      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  ENBRIDGE INC.

8.  PROPERTY, PLANT AND EQUIPMENT

December 31, 2008	Weighted Average Depreciation Rate	Cost	Accumulated Depreciation	Net

(millions of Canadian dollars)
Liquids Pipelines
Pipeline	2.4%	3,161.9	1,359.6	1,802.3
Pumping equipment, buildings, tanks and other	3.7%	3,025.7	1,027.8	1,997.9
Land and right-of-way	2.5%	69.9	19.7	50.2
Under construction	–	3,856.9	–	3,856.9

		10,114.4	2,407.1	7,707.3

Gas Pipelines
Pipeline	3.6%	2,169.0	588.7	1,580.3
Land and right-of-way	2.8%	48.6	11.3	37.3
Metering and other	5.5%	168.7	28.9	139.8
Under construction	–	333.5	–	333.5

		2,719.8	628.9	2,090.9

Sponsored Investments
Pipeline	4.4%	1,362.9	276.7	1,086.2
Other	8.7%	129.0	16.1	112.9

		1,491.9	292.8	1,199.1

Gas Distribution and Services
Gas mains	3.7%	2,943.7	804.1	2,139.6
Gas services	4.1%	2,290.5	739.4	1,551.1
Regulating and metering equipment	3.7%	619.1	177.3	441.8
Storage	2.7%	246.5	67.3	179.2
Computer technology	19.1%	158.3	62.5	95.8
Other	4.5%	541.6	124.8	416.8
Under construction	–	26.7	–	26.7

		6,826.4	1,975.4	4,851.0

International and Corporate
Wind turbines and other	4.9%	552.0	34.0	518.0
Land and right-of-way	4.0%	1.8	–	1.8
Under construction	–	21.5	–	21.5

		575.3	34.0	541.3

		21,727.8	5,338.2	16,389.6

ENBRIDGE INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS      23

December 31, 2007	Weighted Average Depreciation Rate	Cost	Accumulated Depreciation	Net

(millions of Canadian dollars)
Liquids Pipelines
Pipeline	2.2%	2,688.4	1,259.9	1,428.5
Pumping equipment, buildings, tanks and other	3.7%	2,566.6	912.1	1,654.5
Land and right-of-way	1.8%	41.5	18.5	23.0
Under construction	–	1,546.4	–	1,546.4

		6,842.9	2,190.5	4,652.4

Gas Pipelines
Pipeline	3.7%	1,656.5	390.4	1,266.1
Land and right-of-way	2.7%	38.8	7.6	31.2
Metering and other	4.6%	101.6	16.0	85.6
Under construction	–	272.6	–	272.6

		2,069.5	414.0	1,655.5

Sponsored Investments
Pipeline	4.2%	1,402.8	284.1	1,118.7
Other	7.6%	108.7	13.9	94.8

		1,511.5	298.0	1,213.5

Gas Distribution and Services
Gas mains	3.3%	2,748.9	708.7	2,040.2
Gas services	3.6%	2,224.0	676.4	1,547.6
Regulating and metering equipment	3.7%	581.9	158.0	423.9
Storage	2.7%	246.4	61.0	185.4
Computer technology	19.4%	185.2	81.6	103.6
Other	4.6%	310.6	106.5	204.1
Under construction	–	143.1	–	143.1

		6,440.1	1,792.2	4,647.9

International and Corporate
Other	8.1%	113.0	37.3	75.7
Under construction	–	352.6	–	352.6

		465.6	37.3	428.3

		17,329.6	4,732.0	12,597.6

24      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  ENBRIDGE INC.

9.  JOINT VENTURES

Enbridge has joint venture interests in the following entities:

	Ownership	Net Assets
December 31,	Interest	2008	2007

(millions of Canadian dollars)
Liquids Pipelines
Olympic Pipeline	65%	125.3	97.8
Chicap Pipeline (Note 10)	43.8%	53.8	–
Other	30%-50%	59.5	54.8
Gas Pipelines
Alliance Pipeline US	50%	452.9	364.3
Vector Pipeline	60%	486.3	408.4
Enbridge Offshore Pipelines – various joint ventures	22%-75%	521.1	441.3
Sponsored Investments
Alliance Pipeline Canada	50%	344.4	354.8
Other	33%-50%	47.7	69.2
Gas Distribution and Services
Aux Sable	42.7%	173.6	150.6
Other	42.7%-70%	44.6	49.7

		2,309.2	1,990.9

The following summarizes the impact of proportionately consolidating the joint ventures on the consolidated financial statements of Enbridge:

Year ended December 31,	2008	2007	2006

(millions of Canadian dollars)
Earnings
Revenues	891.0	844.5	939.4
Commodity costs	(173.6)	(132.9)	(184.8)
Operating and administrative	(235.4)	(207.6)	(257.2)
Depreciation and amortization	(167.7)	(152.9)	(164.8)
Interest expense	(102.1)	(106.4)	(110.8)
Other investment income	12.7	6.6	7.3

Proportionate share of earnings	224.9	251.3	229.1

Cash Flows
Cash provided by operating activities	407.7	312.0	318.3
Cash used in investing activities	(61.2)	(131.9)	(59.5)
Cash used in financing activities	(350.6)	(183.9)	(258.9)

Proportionate share of decrease in cash and cash equivalents	(4.1)	(3.8)	(0.1)

ENBRIDGE INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS      25

December 31,	2008	2007

(millions of Canadian dollars)
Financial Position
Current assets	179.2	146.0
Property, plant and equipment, net	3,268.9	2,913.1
Deferred amounts and other assets	335.6	277.6
Current liabilities	(176.9)	(139.8)
Non-recourse long-term debt	(1,271.2)	(1,181.6)
Other long-term liabilities	(26.4)	(24.4)

Proportionate share of net assets	2,309.2	1,990.9

During the year the Company purchased additional equity interest in Chicap Pipeline, increasing its ownership percentage to 43.8%. As the Company now has joint control over the entity, it has been proportionally consolidated as a joint venture in 2008. The entity was previously classified as a long-term investment (Note 10).

10.  LONG-TERM INVESTMENTS

December 31,	Ownership Interest	2008	2007

(millions of Canadian dollars)
Equity Investments
Liquids Pipelines
Chicap Pipeline	–	–	17.2
Sponsored Investments
The Partnership	27.0%	2,013.2	944.8
Gas Distribution and Services
Noverco Common Shares	32.1%	10.8	11.6
Other		–	1.5
International
Compañía Logística de Hidrocarburos CLH, S.A.	–	–	626.4
Corporate	10%-35%	9.1	16.1
Other Investments
Gas Distribution and Services
Noverco Preferred Shares		181.4	181.4
Fuel Cell Energy		25.0	25.0
International
Oleoducto Central S.A.		223.3	223.3
Corporate
Value Creation		29.0	29.0

		2,491.8	2,076.3

Equity investments include the unamortized excess of the purchase price over the underlying net book value of the investee's assets at the purchase date of $129.8 million at December 31, 2008 (2007 – $581.1 million). The excess is attributable to the value of property, plant and equipment within the investees based on estimated fair values and is amortized over the economic life of the assets. Consolidated retained earnings at December 31, 2008 include undistributed earnings from equity investments of $9.5 million (2007 – $5.0 million).

THE PARTNERSHIP

The Company has a combined 27.0% ownership in EEP, through a 2.0% general partner interest, a 13.9% interest in Class A units, a 3.4% interest in Class B units, a 5.5% interest in Class C units and a 2.2% interest in EEP via a 17.2% investment in EEM, which owns 14.7% of EEP via its 100% interest in EEP's i-units. The Company recorded investment income from EEP of $161.6 million (2007 – $130.4 million; 2006 – $111.5 million) including dilution gains.

26      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  ENBRIDGE INC.

Although 82.8% of EEM is widely held, the Company has voting control and; therefore, consolidates EEM, including its investment in EEP of $691.0 million (2007 – $456.4 million). Net of non-controlling interest in EEM, the book value of the Company's investment in EEP is $1,440.9 million (2007 – $566.7 million.)

In the second quarter of 2007, EEP issued Class A and Class C partnership units. As Enbridge did not fully participate in these offerings, dilution gains net of tax and non-controlling interest of $11.8 million resulted and Enbridge's ownership interest in the Partnership decreased from 16.6% to 15.1%.

In March 2008, EEP issued Class A units and, because Enbridge did not fully participate, a dilution gain of $4.5 million resulted and Enbridge's ownership interest in EEP decreased from 15.1% to 14.6%.

In November 2008, the Company subscribed for 16.3 million Class A common units of EEP for US$500.0 million increasing its ownership interest from 14.6% to 27.0%. The units were acquired by the Company's subsidiary EEC which also contributed approximately US$10.0 million to maintain its 2.0% general partner interest.

In 2006, the Company acquired 5.4 million Class C units of EEP for $280.2 million. The Class C units have the same voting rights as Class A and B units and are entitled to quarterly distributions equal to those paid to Class A and B unitholders. Prior to August 15, 2009, distributions are paid in additional Class C units, where Class C units are valued at the market value of Class A units. After August 15, 2009, distributions will be paid in cash and, subject to the approval of existing Class A and Class B unitholders, Class C units will convert into Class A units on a one-to-one basis. If approval of the conversion is not received, the Class C units will receive cash distributions equal to 115% of those paid to Class A unitholders.

NOVERCO

The Company owns a preferred share investment in Noverco of $181.4 million (2007 – $181.4 million), which is entitled to a cumulative preferred dividend based on the average yield of Government of Canada bonds maturing in greater than 10 years plus 4.34%.

The Company also owns an equity investment in the common shares of Noverco of $10.8 million (2007 – $11.6 million). Noverco owns an approximate 9.3% (2007 – 9.5%) reciprocal shareholding in the shares of the Company. As a result, the Company has an indirect pro-rata interest of 3.0% (2007 – 3.1%) in its own shares. Both the equity investment in Noverco and shareholders' equity have been reduced by the reciprocal shareholding of $154.3 million (2007 – $154.3 million). Noverco records dividends paid by the Company as dividend income and the Company eliminates these dividends from the earnings of Noverco. The Company records its pro-rata share of dividends paid by the Company to Noverco as a reduction of dividends paid and an increase in the Company's investment in Noverco. In 2008, the Company recorded equity investment earnings of $4.4 million (2007 – $8.5 million; 2006 – $16.8 million) related to its interest in Noverco.

CORPORATE

The Company reviews the carrying value of its long-term investments on a regular basis as events or changes in circumstances warrant. During 2008, one of the Company's equity investments, N-Solv, a developer of in-situ oil sands extraction technology, failed a key milestone when its planned demonstration pilot plant was terminated. A writedown of $7.2 million was taken to adjust the carrying value of the investment to its fair value of $6.8 million.

CLH

On June 17, 2008, the Company sold its 25% equity interest in CLH (Note 5).

OCENSA

The Company owns an investment in OCENSA, a crude oil export pipeline in Colombia of $223.3 million (US$160.2 million) (2007 – $223.3 million; US$160.2 million), which earns a fixed rate of return.

ENBRIDGE INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS      27

11.  DEFERRED AMOUNTS AND OTHER ASSETS

December 31,	2008	2007

(millions of Canadian dollars)
Regulatory deferrals	510.2	428.2
Contractual receivables	158.7	152.0
Long-term portion of derivative assets (Note 22)	316.9	329.0
Pension asset	78.3	72.3
Affiliate long-term note receivable (US$130.0 million) (Note 28)	159.2	128.5
Other	95.1	72.0

	1,318.4	1,182.0

At December 31, 2008, deferred amounts of $42.4 million (2007 – $42.3 million) were subject to amortization and are presented net of accumulated amortization of $23.5 million (2007 – $23.2 million). Amortization expense in 2008 was $3.0 million (2007 – $3.6 million; 2006 – $10.1 million).

12.  INTANGIBLE ASSETS

December 31, 2008	Weighted Average Amortization Rate	Cost	Accumulated Amortization	Net

(millions of Canadian dollars)
Transportation agreements	4.2%	268.1	50.1	218.0
Customer lists	7.1%	10.3	3.0	7.3

		278.4	53.1	225.3

December 31, 2007	Weighted Average Amortization Rate	Cost	Accumulated Amortization	Net

(millions of Canadian dollars)
Transportation agreements	4.2%	241.8	36.3	205.5
Customer lists	7.1%	8.3	1.8	6.5

		250.1	38.1	212.0

Total amortization expense for intangible assets was $10.6 million for the year ended December 31, 2008 (2007 – $10.4 million; 2006 – $11.0 million). In the next five years, the Company expects the following aggregate amortization expense.

(millions of Canadian dollars)

2009	9.7
2010	9.3
2011	8.9
2012	8.5
2013	8.1

13.  GOODWILL

	Liquids Pipelines	Gas Pipelines	Sponsored Investments	Gas Distribution and Services	Corporate	Consolidated

(millions of Canadian dollars)
Balance at January 1, 2007	24.5	29.9	308.1	19.3	13.1	394.9
Foreign exchange and other	(6.2)	(4.6)	–	3.9	–	(6.9)

Balance at December 31, 2007	18.3	25.3	308.1	23.2	13.1	388.0
Goodwill impairment	–	–	–	–	(13.1)	(13.1)
Foreign exchange and other	4.4	6.1	–	3.8	–	14.3

Balance at December 31, 2008	22.7	31.4	308.1	27.0	–	389.2

28      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  ENBRIDGE INC.

In the fourth quarter of 2008, the Company concluded that the goodwill of Ontario Wind Power, within the Corporate business segment, was impaired. Accordingly an impairment loss of $13.1 million was recorded.

14.  ACCOUNTS PAYABLE AND OTHER

December 31,	2008	2007

(millions of Canadian dollars)
Trade payables	548.0	904.7
Operating accrued liabilities	1,013.7	860.0
Construction payables	273.5	166.9
Taxes payable	272.9	53.8
Security deposits	122.8	120.4
Other	112.8	79.5
Contractor holdbacks	67.8	28.5

	2,411.5	2,213.8

15.  DEBT

December 31,	Weighted Average Interest Rate	Maturity	2008	2007

(millions of Canadian dollars)
Liquids Pipelines
Debentures	8.20%	2024	200.0	200.0
Medium-term notes	5.88%	2009-2036	1,124.6	824.6
Southern Lights project financing (US$850.0 million; 2007 – nil)			1,358.9	–
Commercial paper and credit facility draws, net (2008 – nil; 2007 – US$365.0 million)			524.7	500.6
Other [1]			15.3	15.9
Gas Distribution and Services
Debentures	11.06%	2009-2024	485.0	485.0
Medium-term notes	5.77%	2014-2036	1,795.0	1,865.0
Commercial paper and credit facility draws, net			883.2	555.0
Corporate
U.S. dollar term notes (US$1,372.0 million; 2007 – US$1,354.3 million)	5.50%	2014-2022	1,680.2	1,341.2
Medium-term notes	5.69%	2010-2035	1,568.0	1,900.0
Commercial paper and credit facility draws, net (US$690.0 million; 2007 – US$317.0 million)			2,034.1	1,353.5
Deferred debt issue costs and other			(105.7)	(161.0)

Total Debt			11,563.3	8,879.8
Current Maturities			(533.8)	(605.2)
Short-Term Borrowings	2.89%		(874.6)	(545.6)

Long-Term Debt			10,154.9	7,729.0

1
Primarily capital leases.

Debenture and term note maturities for the years ending December 31, 2009 through 2013 are $533.8 million, $600.7 million, $150.8 million, $250.9 million and $200.9 million, respectively. The Company's debentures and term notes bear interest at fixed rates and the interest obligations for the years ending December 31, 2009 through 2013 are $438.7 million, $379.8 million, $342.4 million, $333.9 million and $318.0 million, respectively.

ENBRIDGE INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS      29

INTEREST EXPENSE

Year ended December 31,	2008	2007	2006

(millions of Canadian dollars)
Debentures and term notes	403.9	417.7	395.3
Southern Lights project financing	27.6	–	–
Non-recourse long-term debt	100.0	102.0	104.9
Commercial paper and credit facility draws	100.3	91.5	87.5
Capitalized	(81.0)	(61.2)	(20.6)

	550.8	550.0	567.1

In 2008, total interest paid was $606.8 million (2007 – $607.3 million; 2006 – $563.3 million).

CREDIT FACILITIES

December 31, 2008	Expiry Dates	Total Facilities	Credit Facility Draws	Commercial Paper Backstop	Available

(millions of Canadian dollars)
Liquids Pipelines	2010-2011	1,300.0	525.5	–	774.5
Gas Distribution and Services	2009-2010	1,014.7	11.1	874.5	129.1
Corporate [1]	2010-2013	4,185.8	962.3	1,075.1	2,148.4

		6,500.5	1,498.9	1,949.6	3,052.0

Southern Lights project financing [2]	2014	2,028.1	1,358.9	–	669.2

Credit facilities		8,528.6	2,857.8	1,949.6	3,721.2

1
Total facilities exclusive of $49.0 million commitment of Lehman Brothers Bank given the bankruptcy filing of its parent in September 2008.

2
Total facilities inclusive of $140.2 million which is available if certain conditions related to the project are met.

Credit facilities carry a weighted average standby fee of 0.252% per annum on the unused portion and draws bear interest at market rates. Certain credit facilities serve as a backstop to the commercial paper programs and the Company has the option to extend the facilities, which are currently set to mature from 2009 to 2014. See Note 31.

Commercial paper and credit facility draws, net of short-term borrowings, of $2,567.4 million (2007 – $1,863.5 million) are supported by the availability of long-term committed credit facilities and therefore has been classified as long-term debt.

30      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  ENBRIDGE INC.

16.  NON-RECOURSE DEBT

December 31,	Weighted Average Interest Rate	Maturity	2008	2007

(millions of Canadian dollars)
Gas Pipelines
Long-term credit facilities (US$1.0 million; 2007 – US$1.9 million)		2012	1.2	1.9
Senior notes (US$413.8 million; 2007 – US$441.8 million)	6.76%	2015-2025	506.8	436.5
Capital lease obligations	10.62%	2013-2020	47.4	39.9
Sponsored Investments
Credit facilities		2011-2012	174.1	141.5
Medium term notes	4.69%	2009-2014	190.0	190.0
Senior notes	6.86%	2015-2025	679.0	707.7
Fair value increment on senior notes acquired			38.2	43.3
Gas Distribution and Services
Term debt (US$21.6 million; 2007 – US$15.7 million)	4.10%	2009-2010	26.6	15.5
Capital lease obligations	12.00%	2016-2021	5.7	4.9
Deferred debt issue costs			(10.3)	(11.7)

Total Non-Recourse Debt			1,658.7	1,569.5
Current Maturities			(184.7)	(61.1)

Non-Recourse Long-Term Debt			1,474.0	1,508.4

Long-term debt maturities on non-recourse borrowings for the years ending December 31, 2009 through 2013 are $184.7 million, $92.4 million, $76.4 million, $81.9 million and $144.2 million, respectively. The medium term notes and senior notes bear interest at fixed rates.

Interest obligations on non-recourse borrowings for the years ending December 31, 2009 through 2013 are $93.8 million, $85.0 million, $79.4 million, $74.0 million and $68.1 million, respectively.

Certain assets of Alliance Pipeline Canada, with a carrying value of $1.1 billion, are pledged as collateral to Alliance Pipeline Canada's lenders and to the lenders to Alliance Pipeline US. As well, certain assets of Alliance Pipeline US, with a carrying value of $1.0 billion, are pledged as collateral to Alliance Pipeline US's lenders and to the lenders to Alliance Pipeline Canada.

Non-recourse debt has a fair value of $1,671.7 million (2007 – $1,634.8 million).

17.  NON-CONTROLLING INTERESTS

December 31,	2008	2007

(millions of Canadian dollars)
EEM	481.0	335.1
EGD Preferred Shares	100.0	100.0
EIF	146.9	155.9
EGNB	57.1	48.8
Other	12.4	10.7

	797.4	650.5

Non-controlling interest in EEM represents the 82.8% of the listed shares of EEM not held by the Company.

The Company owns 100% of the common shares of EGD; however, the 4,000,000 4.82% Cumulative Redeemable EGD Preferred Shares held by third parties are entitled to a claim on the assets of EGD prior to the common shareholder. Subsequent to July 1, 2009, EGD may, at its option, redeem all or a portion of the outstanding preferred shares for $25.00 plus all accrued and unpaid dividends to the redemption date. The preferred shares have no fixed maturity date.

ENBRIDGE INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS      31

Non-controlling interest in EIF represents 58.1% of voting units which are held by public unitholders. Non-controlling interest in EGNB represents 29.1% held by third parties.

18.  SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares.

COMMON SHARES

	2008		2007		2006
December 31,	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount

(millions of Canadian dollars; number of common shares in millions)
Balance at beginning of year	368.5	3,026.5	351.8	2,416.1	348.9	2,343.8
Common shares issued	–	–	15.0	566.4	–	–
Exercise of stock options	1.3	36.2	1.2	26.3	2.4	53.9
Dividend Reinvestment and Share Purchase Plan	3.2	131.3	0.5	17.7	0.5	18.4

Balance at end of year	373.0	3,194.0	368.5	3,026.5	351.8	2,416.1

PREFERRED SHARES

The 5.0 million 5.5% Cumulative Redeemable Preferred Shares, Series A are entitled to fixed, cumulative, quarterly preferential dividends of $1.375 per share per year. The Company may, at its option, redeem all or a portion of the outstanding preferred shares for $25.00 per share plus all accrued and unpaid dividends.

EARNINGS PER COMMON SHARE

Earnings per common share is calculated by dividing earnings applicable to common shareholders by the weighted average number of common shares outstanding. The weighted average number of shares outstanding has been reduced by the Company's pro-rata weighted average interest in its own common shares of 11.1 million shares (2007 – 11.1 million shares), resulting from the Company's reciprocal investment in Noverco.

The treasury stock method is used to determine the dilutive impact of stock options. This method assumes that any proceeds from the exercise of stock options would be used to purchase common shares at the average market price during the period.

December 31,	2008	2007	2006

(number of common shares in millions)
Weighted average shares outstanding	359.8	355.3	340.0
Effect of dilutive options	3.3	3.0	3.3

Diluted weighted average shares outstanding	363.1	358.3	343.3

For the year ended December 31, 2008, 2,879,800 anti-dilutive stock options (2007 – 1,158,200; 2006 – 1,548,900) with a weighted average exercise price of $40.53 (2007 – $38.26; 2006 – $36.47) were excluded from the diluted earnings per share calculation.

DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN

Under the Dividend Reinvestment and Share Purchase Plan, registered shareholders may reinvest dividends in common shares of the Company and make additional optional cash payments to purchase common shares, free of brokerage or other charges. Participants in the Company's Dividend Reinvestment and Share Purchase Plan receive a 2% discount on the purchase of common shares with reinvested dividends.

32      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  ENBRIDGE INC.

SHAREHOLDER RIGHTS PLAN

The Shareholder Rights Plan is designed to encourage the fair treatment of shareholders in connection with any takeover offer for the Company. Rights issued under the plan become exercisable when a person and any related parties, acquires or announces its intention to acquire 20% or more of the Company's outstanding common shares without complying with certain provisions set out in the plan or without approval of the Company's Board of Directors. Should such an acquisition occur each rights holder, other than the acquiring person and related parties, will have the right to purchase common shares of the Company at a 50% discount to the market price at that time.

19.  STOCK OPTION AND STOCK UNIT PLANS

The Company maintains four long term incentive compensation plans: the Incentive Stock Option (ISO) Plan, the Performance Based Stock Option (PBSO) Plan, the Performance Stock Unit (PSU) Plan and the Restricted Stock Unit (RSU) Plan. A maximum of 30 million common shares were reserved for issuance under the 2002 ISO plan, of which 16 million have been issued to date. In 2007, a new reserve of 16.5 million shares was approved and established for the 2007 ISO and PBSO plans, of which none have been issued to date. The PSU and RSU plans grant notional units as if a unit was one Enbridge common share and are payable in cash.

INCENTIVE STOCK OPTIONS

Key employees are granted ISOs to purchase common shares at the market price on the grant date. ISOs vest in equal annual installments over a four-year period and expire 10 years after the issue date. Compensation expense recorded for the year ended December 31, 2008 for ISOs is $13.0 million (2007 – $9.0 million; 2006 – $10.5 million).

Outstanding Incentive Stock Options

	2008		2007		2006
December 31,	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number	Weighted Average Exercised Price

(options in thousands; exercise price in Canadian dollars)
Options at beginning of year	9,237	27.24	9,186	24.97	9,434	22.09
Options granted	2,642	40.54	1,158	38.26	1,595	36.41
Options exercised	(1,178)	21.85	(1,046)	19.21	(1,698)	19.38
Options cancelled or expired	(51)	36.83	(61)	32.97	(145)	28.81

Options at end of year	10,650	31.05	9,237	27.24	9,186	24.97

Options vested	6,087	25.32	5,865	22.87	5,323	20.54

The total intrinsic value of ISOs exercised during the year ended December 31, 2008 was $22.9 million (2007 – $19.1 million; 2006 – $27.8 million) and cash received on exercise was $25.7 million (2007 – $20.1 million; 2006 – $32.9 million). Intrinsic value represents the difference between the Company's share price and the exercise price, multiplied by the number of options. The total intrinsic value of ISOs outstanding and vested at December 31, 2008 was $109.0 million and $97.2 million, respectively.

ENBRIDGE INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS      33

Incentive Stock Option Characteristics

December 31, 2008	Options Outstanding			Options Vested
Exercise Price Range	Number	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Number	Weighted Average Remaining Life (years)	Weighted Average Exercise Price

(options in thousands; exercise price in Canadian dollars)
10.00-14.99	401	1.2	13.30	401	1.2	13.30
15.00-19.99	731	1.7	18.55	731	1.7	18.55
20.00-24.99	1,914	3.6	21.30	1,914	3.6	21.30
25.00-29.99	1,189	5.0	25.74	1,189	5.0	25.74
30.00-34.99	1,252	6.1	31.79	892	6.0	31.75
35.00-39.99	2,533	7.5	37.26	960	7.4	36.98
40.00-44.99	2,072	9.1	40.42	–	–	–
45.00-49.99	558	9.1	49.61	–	–	–

	10,650	6.1	31.54	6,087	4.4	25.32

The total fair value of options vested for the ISO Plan was $9.1 million at December 31, 2008 (2007 – $7.5 million; 2006 – $5.8 million).

Weighted average assumptions used to determine the fair value of the ISOs using the Black-Scholes option pricing model are as follows:

Year ended December 31,	2008	2007	2006

Fair value per option [1] (Canadian dollars)	6.14	6.16	6.30
Valuation assumptions
Expected option term (years) [2]	6	6	8
Expected volatility [3]	18.48%	18.10%	19.00%
Expected dividend yield [4]	3.34%	3.22%	3.23%
Risk-free interest rate [5]	3.50%	4.11%	4.16%

1
Beginning in 2008, options granted to U.S. employees are based on NYSE prices. The option value and assumptions shown for 2008 are based on a weighted average of the U.S. options and the Canadian options. The fair values per option were $6.20 for Canadian employees and US$5.82 for U.S. employees.

2
The expected option term is based on historical information.

3
Expected volatility is based on historical information from both the Toronto Stock Exchange and the New York Stock Exchange.

4
The expected dividend yield is the current annual dividend divided by the current stock price.

5
The risk-free interest rate is based on the Government of Canada's Canadian Bond Yields and the U.S. Treasury Bond Yields.

As of December 31, 2008, unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the ISO plan was $9.7 million. The cost is expected to be recognized over a period of 2.5 years.

PERFORMANCE BASED STOCK OPTIONS

PBSOs are granted to executive officers and become exercisable when both performance targets and time vesting requirements have been met. PBSOs were granted on September 16, 2002, August 15, 2007 and February 19, 2008. The 2008 PBSO grant is included in the 2007 PBSO plan. All performance targets and time vesting requirements for the 2002 PBSO grant have been met. The 2002 PBSO grant will expire on September 16, 2010. The 2007 and 2008 PBSO grants performance targets are based on the Company's share price. Time vesting requirements for the 2007 PBSO grant are fulfilled evenly over a five-year term, ending August 15, 2012. Time vesting requirements for the 2008 PBSO grant were modified to a four and a half year term and will be completed concurrently with the 2007 grant on August 15, 2012. Under the 2007 PBSO plan performance vesting targets must be met by February 15, 2014, otherwise the options expire. If targets are met by February 15, 2014, the options are exercisable until August 15, 2015. Compensation expense recorded for the year ended December 31, 2008 for PBSOs was $1.8 million (2007 – $0.7 million).

34      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  ENBRIDGE INC.

Outstanding Performance Based Stock Options

	2008		2007		2006
December 31,	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

(options in thousands; exercise price in Canadian dollars)
Options at beginning of year	3,588	31.92	1,379	23.15	2,105	21.57
Options granted	250	40.42	2,345	36.57	–	–
Options exercised	(100)	23.15	(136)	23.15	(645)	18.00
Options cancelled	–	–	–	–	(81)	23.15

Options at end of year	3,738	32.72	3,588	31.92	1,379	23.15

Options vested	1,143	23.15	1,243	23.15	1,119	23.15

The total intrinsic value of PBSOs exercised during the year ended December 31, 2008 was $1.8 million (2007 – $1.9 million; 2006 – $11.4 million) and cash received on exercise was $2.3 million (2007 – $3.1 million; 2006 – $11.6 million). The total intrinsic value of PBSOs outstanding and vested at December 31, 2008 is $32.0 million and $20.7 million, respectively.

Performance Based Stock Option Characteristics

December 31, 2008	Options Outstanding			Options Vested
Exercise Price	Number	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Number	Weighted Average Remaining Life (years)	Weighted Average Exercise Price

(options in thousands; exercise price in Canadian dollars)
23.15	1,143	1.7	23.15	1,143	1.7	23.15
36.57	2,345	6.6	36.57	–	–	–
40.42	250	6.6	40.42	–	–	–

	3,738	5.1	32.72	1,143	1.7	23.15

The total fair value of options vested for the PBSO Plan was $1.8 million at December 31, 2008 (2007 – $1.7 million; 2006 – $1.2 million).

Assumptions used to determine the fair value of the PBSOs using the Bloomberg barrier option valuation model are as follows:

Year ended December 31,	2008	2007

Fair value per option (Canadian dollars)	4.82	3.40
Valuation assumptions
Expected option term [1] (years)	8	8
Expected volatility [1]	13.60%	13.60%
Expected dividend yield [2]	3.32%	3.57%
Risk-free interest rate [3]	3.75%	4.38%

1
The expected option term and the expected volatility are based on historical information.

2
The expected dividend yield is the current annual dividend divided by the current stock price.

3
The risk-free interest rate is based on the Government of Canada's Canadian Bond Yields and the U.S. Treasury Bond Yields.

As of December 31, 2008, unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the PBSO plan was $6.7 million. The cost is expected to be recognized over a period of 3.7 years.

PERFORMANCE STOCK UNITS

The Company has a PSU Plan for senior officers where cash awards are paid following a three-year performance cycle. Awards are calculated by multiplying the number of units outstanding at the end of the performance period by the Company's weighted average share price and by a performance multiplier. The performance multiplier ranges from 0, if the Company's performance fails to meet threshold performance levels, to a maximum of 2, if the Company

ENBRIDGE INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS      35

performs within the highest range of its performance targets. The performance multiplier for the 2006 grant was based on the Company's total shareholder return over the three-year performance period relative to a specified peer group of companies. The 2007 and 2008 grants derive the performance multiplier through a calculation of the Company's Price/Earnings ratio relative to a specified peer group of companies and the Company's growth in earnings per share relative to targets established at the time of grant.

Compensation expense recorded for the year ended December 31, 2008 for PSUs was $12.6 million (2007 – $3.0 million; 2006 – $4.1 million). An estimated performance multiplier of 1.62, 1.45 and 1.93 was used to calculate the expense based upon historical performance for the 2006, 2007 and 2008 grants, respectively.

Outstanding Performance Stock Units

December 31,	2008	2007	2006

Units at beginning of year	267,616	328,716	200,652
Units granted	144,300	137,200	117,900
Units cancelled	–	(2,384)	–
Units matured	(129,852)	(209,827)	–
Dividend reinvestment	13,364	13,911	10,164

Units at end of year	295,428	267,616	328,716

Of the PSUs outstanding at December 31, 2008, 146,444 units have a performance period ending December 31, 2009 and 148,984 units have a performance period ending December 31, 2010. The total intrinsic value of PSUs outstanding at December 31, 2008 is $21.0 million (2007 – $10.7 million; 2006 – $12.7 million).

RESTRICTED STOCK UNITS

Enbridge has a RSU plan where cash awards are paid to certain non-executive employees of the Company following a thirty-five month maturity period. RSU holders receive cash equal to the Company's weighted average share price multiplied by the units outstanding on the maturity date. Compensation expense recorded for the year ended December 31, 2008 for RSUs was $15.4 million (2007 – $7.1 million; 2006 – $0.8 million).

Outstanding Restricted Stock Units

December 31,	2008	2007	2006

Units at beginning of year	456,621	183,253	–
Units granted	418,700	276,875	181,882
Units cancelled	(23,352)	(18,627)	–
Units matured	(179,940)	–	–
Dividend reinvestment	28,005	15,120	1,371

Units at end of year	700,034	456,621	183,253

The total intrinsic value of RSUs outstanding at December 31, 2008 is $29.4 million (2007 – $18.3 million; 2006 – $7.7 million).

As of December 31, 2008, unrecognized compensation expense related to non-vested units granted under the PSU and RSU plans was $27.8 million, expected to be recognized over a period of 1.7 years.

36      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  ENBRIDGE INC.

20.  COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)

	Cash Flow Hedges	Equity Investees	Non- Controlling Interests	Cumulative Translation Adjustment	Net Investment Hedges	Total

(millions of Canadian dollars)
Balance at January 1, 2006	–	–	–	(486.7)	428.1	(58.6)
Tax impact	–	–	–	–	(113.2)	(113.2)

	–	–	–	(486.7)	314.9	(171.8)

Changes during the period	–	–	–	87.6	(49.0)	38.6
Tax impact	–	–	–	–	(2.6)	(2.6)

	–	–	–	87.6	(51.6)	36.0

Balance at December 31, 2006	–	–	–	(399.1)	263.3	(135.8)
Adjustment on adoption (Note 2)	79.4	(57.3)	26.3	–	–	48.4
Tax impact	(20.3)	20.1	–	–	–	(0.2)

	59.1	(37.2)	26.3	–	–	48.2

Changes during the period	94.8	(29.2)	4.9	(447.1)	193.9	(182.7)
Tax impact	(5.1)	9.4	–	–	(19.0)	(14.7)

	89.7	(19.8)	4.9	(447.1)	174.9	(197.4)

Balance at December 31, 2007	148.8	(57.0)	31.2	(846.2)	438.2	(285.0)
Changes during the period	(175.8)	78.5	(19.6)	576.8	(179.8)	280.1
Tax impact	47.1	(29.3)	–	–	19.9	37.7

	(128.7)	49.2	(19.6)	576.8	(159.9)	317.8

Balance at December 31, 2008	20.1	(7.8)	11.6	(269.4)	278.3	32.8

21.  RISK MANAGEMENT

MARKET PRICE RISK

The Company's earnings are subject to movements in interest rates, foreign exchange rates and commodity prices (collectively, market price risk). Formal risk management policies, processes and systems have been designed to mitigate these risks.

Earnings at Risk (EaR) is the principal risk management metric used to quantify market price risk at Enbridge. EaR is an objective, statistically derived risk metric that measures, with a 97.5% level of confidence, the maximum adverse change in projected 12-month earnings that could result from market price risk over a one-month period. The Company's policy is to target a maximum EaR of 5% of earnings.

The Company calculates EaR using Monte Carlo simulation to produce projections of earnings using a randomly generated series of forecasted market prices and Enbridge's current market exposures. Historical statistical distributions of market prices and the correlation among those market prices are used to generate an entire probability distribution of possible deviations from forecast earnings. The following summarizes the types of market price risks to which the Company is exposed and the risk management instruments used to mitigate them.

COMMODITY PRICE RISK

The Company is exposed to gains or losses due to changes in the market price of commodities. The Company may use natural gas, power, crude oil and natural gas liquids swaps, collars or options to manage the value of variable price exposures that arise from commodity usage, storage, transportation and supply agreements.

Earnings and OCI impacts from unrealized changes in the commodity risk management instruments mentioned above are driven by revaluation of these instruments at the balance sheet date. Sensitivities are based on the Company's estimate of a reasonably possible change in the price of the underlying commodity and each commodity sensitivity analysis has been calculated independently of each other. For example, increasing the price of crude oil assumes that the price of gas remains constant and that only instruments impacted directly by an increase in the price of crude oil

ENBRIDGE INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS      37

are affected. The impact of various price increases to commodities at December 31, 2008 would have had the following impact on earnings:

Unit	Crude (BBL)	NGL (gallons)	Gas (MMBTU)	Power (MWh)	Fractionation Margins (gallon)
Increase per unit	$10.00	$0.25	$1.00	$5.00	US$0.10

(millions of Canadian dollars)
After-tax impact
Earnings	(21.4)	(0.1)	4.1	(0.3)	(1.5)
OCI	(3.0)	(7.4)	16.8	(0.5)	(2.2)

FOREIGN EXCHANGE RISK

The Company is exposed to both transaction and translation risk due to the volatility of foreign currency exchange rates. The Company has exposure to foreign currency exchange rates, primarily arising from its U.S. dollar denominated investments and, to a lesser extent, its monetary assets and liabilities denominated in this currency.

The carrying values of these assets and liabilities as well as the comprehensive income and earnings derived from them, are subject to foreign exchange rate fluctuation. The Company uses par forward contracts and cross currency swaps to manage a portion of the foreign exchange exposure related to changes in the carrying values, cashflows and earnings of its U.S. dollar denominated investments. The Company uses some of its U.S. dollar denominated debt to hedge the carrying values of certain equity investments. In addition, the Company uses short and long-term foreign exchange forward contracts to manage exposure related to foreign currency denominated receivables, payables and long-term debt.

The Canadian dollar carrying values of the Company's equity investments and monetary assets and liabilities denominated in U.S. dollars at December 31, 2008 are summarized below.

Assets/ (Liabilities)

(millions of Canadian dollars)
Net Working Capital	(223.3)
Equity Investments	1,939.7
Long-Term Debt	(2,112.3)

The impact of a $0.05 strengthening of the Canadian dollar relative to the US dollar at December 31, 2008, would have resulted in a $58.4 million increase to earnings and a $19.4 million increase to OCI, due to the revaluation of currency derivatives. Under Section 3862 of the CICA Handbook, the calculation of sensitivity to foreign exchange risk is limited to financial instruments denominated in currencies other than the functional currency in which they are measured and transacted. The sensitivity to changes in foreign exchange rates at the balance sheet date is primarily driven by changes in the fair value of derivative instruments. The $0.05 increase in exchange rates is presumed to have caused a parallel shift in the forward exchange rates used to value financial derivatives maturing in future periods.

INTEREST RATE RISK

The Company is exposed to cashflow and revaluation risk due to the volatility of interest rates. Cash flows are impacted by changes in market interest rates on variable rate debt (primarily commercial paper). Floating to fixed interest rate swaps, collars and forward rate agreements are used to mitigate cash flow volatility due to future interest rate fluctuation. The Company is also exposed to cash flow interest rate risk on fluctuations in market interest rates ahead of anticipated fixed rate debt issuances. The Company may enter into interest rate derivatives such as bond forwards and treasury locks to fix a portion of the interest payments of these future debt issuances. The Company monitors its fixed and variable rate debt instruments, targeting a debt portfolio mix of up to 25% floating rate debt as a percentage of total debt outstanding. Fixed to floating swaps are also used from time to time to manage this position and optimize the Company's debt portfolio. The fair value of existing fixed rate long-term debt is also impacted by changes in market interest rates. The Company does not typically manage the fair value risk of its debt instruments.

A 1.0% increase in interest rates would have caused a $13.7 million increase in OCI at December 31, 2008 due to the revaluation of interest rate derivatives, all of which are designated hedging instruments in cash flow hedging relationships. The sensitivity has been calculated assuming a 1.0% shift in interest rates across the yield curve.

38      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  ENBRIDGE INC.

EQUITY PRICE RISK

Equity price risk is the risk of earnings fluctuations due to changes in the Company's share price. The Company has exposure to its own common share price through the issuance of various forms of stock based compensation, which affect earnings through revaluation of the outstanding units every period. The Company uses equity derivatives to manage the earnings volatility derived from one form of stock based compensation, RSUs (Note 19).

Due to revaluation of the equity derivative contracts at December 31, 2008, the impact of a $4 increase in the Company's share price would have been a $0.9 million increase in earnings and a $1.1 million increase in OCI.

SUMMARY OF DERIVATIVE INSTRUMENTS USED FOR RISK MANAGEMENT

The current portion of derivative assets or liabilities is included in Accounts Receivable and Other or Accounts Payable and Other, while the long-term portion is included in Deferred Amounts and Other Assets or Other Long-Term Liabilities.

Total Derivative Instruments

	2008			2007
December 31,	Notional Principal or Quantity	Derivative Asset/ (Liability)	Maturity	Notional Principal or Quantity	Derivative Asset/ (Liability)	Maturity

(millions of Canadian dollars unless otherwise noted)
Foreign exchange
U.S. cross currency swaps	138.0	26.1	2013-2022	138.0	46.7	2013-2022
U.S. Forwards (cumulative exchange amounts)	3,943.6	269.5	2009-2022	2,608.0	226.3	2008-2022
Interest rates
Interest rate swaps/collars	1,164.4	(33.0)	2009-2029	1,117.0	(8.6)	2008-2029
Equity price
Forwards (millions of shares)	0.7	(4.8)	2009-2010	–	–	–
Energy commodities
Energy commodity (bcf)	529.9	18.6	2009-2010	452.9	(43.5)	2008-2010
Power (MW/H)	57.0	15.8	2009-2024	57.0	20.6	2008-2024

The fair value of derivative instruments has been estimated using period end market information. This market information includes observable inputs such as published market prices for commodities, interest rate yield curves and foreign exchange rates. When possible, financial instruments are valued using quoted market prices.

Derivative Instruments used as Cash Flow Hedges

	2008			2007
December 31,	Notional Principal or Quantity	Derivative Asset/ (Liability)	Maturity	Notional Principal or Quantity	Derivative Asset/ (Liability)	Maturity

(millions of Canadian dollars unless otherwise noted)
Foreign exchange
U.S. cross currency swaps	138.0	26.1	2013-2022	138.0	46.7	2013-2022
Forwards (cumulative exchange amounts)	1,661.9	164.4	2009-2022	1,761.4	138.1	2008-2022
Interest rates
Interest rate swaps/collars	1,164.4	(33.0)	2009-2029	1,117.0	(8.6)	2008-2029
Equity price
Forwards (millions of shares)	0.7	(2.8)	2009-2010	–	–	–
Energy commodities
Energy commodity (bcf)	26.4	(58.3)	2009-2010	43.6	3.2	2008-2010
Power (MW/H)	2.0	(3.4)	2009-2024	2.0	(2.1)	2008-2017

The Company estimates that $48.4 million of accumulated other comprehensive loss related to cash flow hedges will be reclassified to earnings in the next 12 months.

ENBRIDGE INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS      39

Derivative and Other Financial Instruments used as Net Investment Hedges

	2008			2007
December 31,	Notional Principal or Quantity	Derivative Asset/ (Liability)	Maturity	Notional Principal or Quantity	Derivative Asset/ (Liability)	Maturity

(millions of Canadian dollars)
Foreign exchange
Forwards (cumulative exchange amounts)	441.9	71.0	2014-2020	749.9	187.0	2013-2020

The Company has also designated a US$300 million medium-term note and US$189.4 million of commercial paper as hedges of certain U.S. dollar investments.

During the year, the Company terminated certain par forward currency exchange instruments for proceeds of $48.2 million. These instruments hedged US$162.4 million of the Company's U.S. dollar long-term investments and were accounted for as net investment hedges with the fair value recorded as long-term assets on the balance sheet with an equal and offsetting amount recorded in AOCI. No gain or loss related to the terminations was recorded in the Company's earnings.

FAIR VALUE HEDGES

As at December 31, 2008, the Company did not have any outstanding fair value hedges.

UNREALIZED GAINS AND LOSSES ON NON-QUALIFYING DERIVATIVES

The Company does not use derivative instruments for speculative purposes; however, if a derivative instrument is not an effective hedge for accounting purposes or is not designated as a hedging item, changes in the fair value are recorded in current period earnings. For the year ended December 31, 2008, the Company had an after tax unrealized gain of $75.3 million (2007 – $32.3 million loss) related to non-qualifying derivatives. Realized losses on non-qualifying derivative instruments for the year ended December 31, 2008 were $35.6 million (2007 – $9.9 million), after tax.

The Company's regulated Liquids Pipelines segment uses a fixed price contract and related financial instrument to manage floating power costs. The Company recognizes the fair value of the fixed price contract, the fair value of the financial instrument and a regulatory liability that will be recognized over the life of the fixed price contract. At December 31, 2008, the Company recognized a liability of $3.4 million for unrealized financial instrument losses, an asset of $24.3 million related to the fixed price power contract and a regulatory liability of $20.9 million.

LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations, including commitments and guarantees (see Notes 29 and 30), as they become due. In order to manage this risk, the Company forecasts the cash requirements over the near and long term to determine whether sufficient funds will be available. The Company's primary sources of liquidity and capital resources are funds generated from operations, the issuance of commercial paper and draws under committed credit facilities and longer term debt which includes debentures and medium-term notes. The Company maintains current shelf prospectuses with the securities regulators, which enables, subject to market conditions, ready access to either the Canadian or U.S. public capital markets. In addition, the Company maintains sufficient liquidity through committed credit facilities (see Note 15), with a diversified group of banks and institutions, which would enable the Company to fund all anticipated requirements for one year without accessing the capital markets. The Company is in compliance with all the terms and conditions of its committed credit facilities and expects to be in compliance throughout 2009. Therefore, the entire credit facility is available to the Company and the banks are obligated to fund and have been funding the Company under the terms of the facility. The Company expects to generate sufficient cash from operations and commercial paper issuances and draws under its committed credit facilities to fund liabilities as they become due, finance planned investing activity and pay common share dividends throughout the year. Additional liquidity, if necessary, is expected to be available through access to the capital markets.

Maturities of Financial Liabilities

The Company generally has no financial liabilities maturing beyond one year with the exception of its long-term debt (Notes 15 and 16).

40      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  ENBRIDGE INC.

CREDIT RISK

Entering into derivative financial instruments can result in exposure to credit risk. Credit risk arises from the possibility that a counterparty will default on its contractual obligations and is limited to those contracts where the Company would incur a loss in replacing the instrument. In light of economic conditions at the balance sheet date, the Company has placed increased scrutiny around its credit exposures with significant financial institutions. The Company enters into risk management transactions only with institutions that possess investment grade credit ratings. Credit risk relating to derivative counterparties is mitigated by credit exposure limits, contractual and collateral requirements, frequent assessment of counterparty credit ratings and netting arrangements. At December 31, 2008, the Company has a maximum exposure to credit risk of $388.5 million related to its derivative counterparties.

Credit risk also arises from trade and other long-term receivables, which is mitigated through credit exposure limits, contractual and collateral requirements, assessment of credit ratings and netting arrangements. Credit risk in the Gas Distribution and Services segment is mitigated by the large and diversified customer base and the ability to recover an estimate for doubtful accounts through the ratemaking process. The Company actively monitors the financial strength of large industrial customers, and in select cases has recently tightened credit terms including obtaining additional security, to minimize the risk of default on receivables. Generally, the Company classifies receivables older than 30 days as past due. The maximum exposure to credit risk related to non-derivative financial assets is their carrying value, as disclosed in the financial instruments summary table below.

The change in the allowance for doubtful accounts in respect of accounts receivable is detailed below.

Year ended December 31,	2008	2007

(millions of Canadian dollars)
Balance at beginning of year	(55.4)	(50.6)
Additional allowance	(37.1)	(23.6)
Amounts used	22.3	18.6
Amounts reversed	1.2	0.2

Balance at end of year	(69.0)	(55.4)

The allowance for doubtful accounts is determined based on collection history. When the Company has determined that further collection efforts are unlikely to be successful, amounts charged to the allowance for doubtful accounts are applied against the impaired accounts receivable.

Estimated costs associated with uncollectible accounts receivables in EGD are recovered through regulated distribution rates, which largely limits the Company's exposure to credit risk related to accounts receivable, to the extent such estimates are accurate.

Net derivative asset maturities for the years ending December 31, 2009 though 2013 and thereafter are $6.8 million, $15.1 million, $28.7 million, $30.1 million, $36.8 million and $151.2 million.

ENBRIDGE INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS      41

22.  FAIR VALUE OF FINANCIAL INSTRUMENTS

	December 31, 2008		December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value

(millions of Canadian dollars)
Financial Assets
Cash and cash equivalents	541.7	541.7	166.7	166.7
Accounts receivable and other	2,074.0	2,074.0	2,095.4	2,095.4
Available for sale [1]	81.1	n/a	75.0	n/a
Held to maturity [2]	404.7	359.2	404.7	379.5
Current derivative assets [3]	71.6	71.6	79.5	79.5
Long-term derivative assets [3]	316.9	316.9	368.5	368.5
Long-term notes receivable	166.9	132.6	133.8	133.0
Financial Liabilities
Accounts payable and other deferred amounts	2,100.8	2,100.8	2,095.5	2,095.5
Short-term borrowings	874.6	874.6	545.6	545.6
Long-term debt [4]	13,323.9	12,786.0	10,509.1	10,489.0
Current derivative liabilities [3]	49.4	95.8	82.4	82.4
Long-term derivative liabilities [3]	46.5	46.5	64.0	64.0

1
Available for sale investments do not trade on an actively quoted market and no fair value disclosure is available.

2
Held to maturity investments include instruments denominated in U.S. dollars that have a fair value less than carrying value due to exchange rate fluctuations. This decline in fair value is considered temporary.

3
Derivative assets and liabilities include those derivatives used in hedging relationships and non-qualifying derivatives.

4
Long-term debt includes non-recourse debt and excludes transaction costs.

The fair value of financial instruments reflects the Company's best estimates of market value based on generally accepted valuation techniques or models and supported by observable market prices and rates. When such prices are not available, the Company uses discounted cash flow analysis from applicable yield curves based on observable market inputs. The fair value of financial instruments, other than derivatives, represents the amounts that would have been received from or paid to counterparties to settle these instruments at the reporting date.

The fair value of cash and cash equivalents and short-term borrowings approximates their carrying value due to their short-term maturities.

The fair value of the Company's long-term debt is based on quoted market prices for instruments of similar yield, credit risk and tenure.

The fair value of other financial assets and liabilities other than derivatives approximate their cost due to the short period to maturity. Changes in the fair value of financial liabilities are due solely to fluctuations in interest rates and commodity prices as well as time value.

FAIR VALUE OF DERIVATIVES

The Company categorizes its derivative assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement.

Level 1

This category includes assets and liabilities measured at fair value based on unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date. An active market for an asset or liability is considered to be a market where transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. The Company's Level 1 instruments consist primarily of exchange-traded derivative instruments used to mitigate the risk of crude oil price fluctuations in its Liquids Pipelines and Energy Services businesses.

Level 2

This category includes valuations determined using directly or indirectly observable inputs other than quoted prices included within Level 1. Derivative instruments in this category are valued using models or other industry standard valuation techniques derived from observable market data. Such valuation techniques include inputs such as quoted

42      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  ENBRIDGE INC.

forward prices, time value, volatility factors and broker quotes that can be observed or corroborated in the market for the entire duration of the derivative instrument. Instruments valued using Level 2 inputs include non-exchange traded derivatives such as over the counter foreign exchange forward and cross currency swap contracts, interest rate swaps, physical forward commodity contracts, as well as commodity swaps and options for which observable inputs can be obtained. These instruments are used primarily in the Company's Energy Services businesses and the Corporate segment.

Level 3

This category includes valuations based on inputs which are less observable, unavailable or where the observable data does not support a significant portion of the instruments' fair value. Generally, Level 3 valuations are longer dated transactions, occur in less active markets, occur at locations where pricing information is not available, or have no binding broker quote to support Level 2 classification. The Company has developed methodologies, benchmarked to industry standards, to determine fair value for these contracts based on extrapolation of observable future prices and rates. Instruments valued using Level 3 inputs include long dated derivative power, NGL and natural gas contracts in its Liquids Pipelines and Energy Services businesses.

When possible the estimated fair value is based on quoted market prices, and, if not available, estimates from third party brokers. For non-exchange traded derivatives classified in Levels 2 and 3, the Company's uses standard valuation techniques to calculate fair value. These methods include discounted mark to market for forwards, futures and swaps and Black-Scholes for options. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value. Where possible the Company uses observable inputs.

The fair value hierarchy of financial assets and liabilities accounted for at fair value on a recurring basis at December 31, 2008 are as follows.

	Level 1	Level 2	Level 3	Total

(millions of Canadian dollars)
Financial assets:
Current derivative assets	422.2	266.4	802.3	1,490.4
Long-term derivative assets	161.8	2,105.1	256.4	2,523.3
Financial liabilities:
Current derivative liabilities	430.8	263.4	766.2	1,460.4
Long-term derivative liabilities	183.9	1,831.0	246.6	2,261.5

Changes in the fair value of $135.1 million classified as Level 3 in the fair value hierarchy during the year ended December 31, 2008, were as follows:

Fair value measurements using significant unobservable inputs (Level 3)

2008

(millions of Canadian dollars)
Balance at beginning of year	(89.2)
Total gains/(losses), realized and unrealized
Included in earnings	52.0
Included in other comprehensive income	2.4
Purchases, issuances and settlements	80.7

Balance at end of year	45.9

Unrealized gains and losses are reported within commodity costs and other investment income.

23.  CAPITAL DISCLOSURES

The Company defines capital as shareholders' equity (excluding AOCI and reciprocal shareholdings), long-term debt (excluding non-recourse debt and transaction costs), short-term borrowings and non-controlling interests less cash

ENBRIDGE INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS      43

and cash equivalents (excluding cash and cash equivalents from joint ventures and other interests not exclusively controlled by the Company). Non-recourse debt, including debt consolidated proportionately from joint venture interests, is excluded from the Company's definition of capital as it is not controlled or managed exclusively by the Company.

The Company's capital is calculated as follows:

December 31,	2008	2007

(millions of Canadian dollars)
Short-term borrowings	874.6	545.6
Long-term debt (includes current portion)	10,794.4	8,393.9
Non-controlling interests	797.4	650.5
Shareholders' equity	6,740.3	5,714.5
Cash and cash equivalents	(469.3)	(115.9)

	18,737.4	15,188.6

The Company's objectives when managing capital are to maintain flexibility among:

  •   enabling its businesses to operate at the highest efficiency;

  •   providing liquidity for growth opportunities; and

  •   providing acceptable returns to shareholders.

These objectives are primarily met through maintenance of an investment grade credit rating, which provides access to lower cost capital. Capital is available generally through the issuance of both short and long-term debt, and equity.

The Company monitors and manages its debt to debt plus equity ratio (excluding non-recourse debt), with a target range of 60% to 70%, to meet its capital management objectives. The debt to capitalization ratio at December 31, 2008, including short-term borrowings but excluding non-recourse short and long-term debt, was 63.1%, compared with 62.7% at the end of 2007.

The Company must adhere to covenants in its credit facilities that are used to backstop its commercial paper program. These covenants include maintaining a minimum Consolidated Shareholders' Equity balance of $1 billion or greater and a debt to Unconsolidated Shareholders' Equity of less than 1.5. As at December 31, 2008, the Company was in compliance with these covenants.

Under terms of the Company's Trust Indenture, in order to continue to issue long-term debt, the Company must maintain a ratio of Consolidated Funded Obligations (essentially all debt except non-recourse debt) to Total Consolidated Capitalization of less than 75%. Total Consolidated Capitalization consists of shareholders' equity, long-term debt, non-controlling interests and future income tax. As at December 31, 2008, the Company was in compliance with this covenant.

44      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  ENBRIDGE INC.

24.  INCOME TAXES

INCOME TAX RATE RECONCILIATION

Year ended December 31,	2008	2007	2006

(millions of Canadian dollars)
Earnings before income taxes	1,836.6	916.3	814.6

Combined statutory income tax rate	31.3%	33.9%	34.4%

Income taxes at statutory rate	574.9	310.6	280.2
Increase/(decrease) resulting from:
Tax rates and legislated tax changes	(11.4)	(62.8)	(63.0)
Future income taxes related to regulated operations	(15.3)	(5.8)	(10.5)
Non-taxable items, net	2.6	(18.5)	(21.4)
Higher/(lower) foreign tax rates	3.6	(6.4)	(6.7)
CLH disposition	(82.2)	–	–
Other	36.7	(7.9)	13.7

Income Taxes	508.9	209.2	192.3

Effective income tax rate	27.7%	22.8%	23.6%

In 2008, income taxes paid amounted to $161.2 million (2007 – $226.2 million; 2006 – $182.6 million).

COMPONENTS OF FUTURE INCOME TAXES

December 31,	2008	2007

(millions of Canadian dollars)
Net Future Income Tax Liabilities/(Assets)
Differences in accounting and tax bases of property, plant and equipment	790.3	608.6
Differences in accounting and tax bases of investments	452.3	337.0
Other comprehensive income	(28.2)	42.4
Loss carryforwards	(150.6)	(222.0)
Other	48.8	22.9

Total Net Future Income Tax Liability	1,112.6	788.9

Net future income tax liability of $1,112.6 million (2007 – $788.9 million) includes future income tax liabilities of $1,290.8 million (2007 – $975.6 million) net of future tax assets of $178.2 million (2007 – $186.7 million).

At December 31, 2008, the Company has recognized the benefit of unused tax loss carryforwards of $451.6 million (2007 – $665.1 million). Unused tax loss carryforwards expire as follows: 2011 – $0.1 million; 2012 – $0.7 million; 2013 – $1.3 million; 2014 – $0.1 million; 2015 – $3.8 million and 2021 and beyond – $445.6 million.

ENBRIDGE INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS      45

GEOGRAPHIC COMPONENTS OF PRETAX EARNINGS AND INCOME TAXES

Year ended December 31,	2008	2007	2006

(millions of Canadian dollars)
Earnings before income taxes
Canada	624.1	511.1	430.7
United States	419.0	210.2	237.8
Other	793.5	195.0	146.1

	1,836.6	916.3	814.6

Current income taxes
Canada	140.5	152.7	204.3
United States	43.3	11.9	0.1
Other	67.0	3.8	8.9

	250.8	168.4	213.3

Future income taxes
Canada	92.4	(36.3)	(112.0)
United States	165.7	77.1	91.0

	258.1	40.8	(21.0)

Current and future income taxes	508.9	209.2	192.3

25.  POST EMPLOYMENT BENEFITS

PENSION PLANS

The Company has three basic pension plans which provide either defined benefit or defined contribution pension benefits, or both to employees of the Company. The Liquids Pipelines and Gas Distribution and Services pension plans provide Company funded defined benefit pension and/or defined contribution benefits to Canadian employees of Enbridge. The Enbridge U.S. pension plan provides Company funded defined benefit pension benefits for U.S. based employees. The Company has four supplemental pension plans which provide pension benefits in excess of the basic plans for certain employees.

The measurement date used to determine the plan assets and the accrued benefit obligation was September 30, 2008 for the Canadian pension plans and December 31, 2008 for the U.S. pension plan.

Defined Benefit Plans

Benefits payable from the defined benefit plans are based on members' years of service and final average remuneration. These benefits are partially inflation indexed after a member's retirement. Contributions by the Company are made in accordance with independent actuarial valuations and are invested primarily in publicly-traded equity and fixed income securities. The effective dates of the most recent actuarial valuations and the next required actuarial valuations for the basic plans are as follows:

	Effective Date of Most Recently Filed Actuarial Valuation	Effective Date of Next Required Actuarial Valuation

Liquids Pipelines	December 31, 2006	December 31, 2009
Enbridge U.S.	December 31, 2007	December 31, 2008
Gas Distribution and Services	December 31, 2006	December 31, 2009

The defined benefit pension plan costs have been determined based on management's best estimates and assumptions of the rate of return on pension plan assets, rate of salary increases and various other factors including mortality rates, terminations and retirement ages.

Defined Contribution Plans

Contributions are generally based on the employee's age, years of service and remuneration. For defined contribution plans, pension costs equal amounts required to be contributed by the Company. Pension costs in respect of these plans during the year were $3.9 million (2007 – $3.6 million; 2006 – $3.0 million).

46      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  ENBRIDGE INC.

POST-EMPLOYMENT BENEFITS OTHER THAN PENSIONS

Post-employment benefits other than pensions primarily include supplemental health, dental, health spending account and life insurance coverage for qualifying retired employees.

The following tables detail the changes in the benefit obligation, the fair value of plan assets and the recorded asset or liability for the Company's defined benefit pension plans and OPEB plans using the accrual method.

	OPEB		Pension Benefits
	2008	2007	2008	2007

(millions of Canadian dollars)
Change in Accrued Benefit Obligation
Benefit obligation at beginning of year	183.4	193.2	1,100.4	1,109.0
Service cost	5.2	4.7	52.4	43.8
Interest cost	11.5	10.1	64.9	57.9
Amendments	–	–	(3.5)	0.1
Employees' contributions	0.6	0.4	–	–
Actuarial loss/(gain)	(26.8)	(10.2)	(125.0)	(46.4)
Benefits paid	(7.3)	(6.7)	(45.6)	(42.2)
Effect of exchange rate changes	12.7	(8.1)	31.7	(21.8)

Benefit obligation at end of year	179.3	183.4	1,075.3	1,100.4

Change in Plan Assets
Fair value of plan assets at beginning of year	47.8	50.2	1,309.9	1,227.1
Actual return on plan assets	(11.7)	1.7	(179.7)	104.8
Employer's contributions	8.2	8.1	33.3	44.1
Employees' contributions	0.6	0.4	–	–
Benefits paid	(7.3)	(6.7)	(45.6)	(42.2)
Other	–	–	(1.4)	(1.5)
Effect of exchange rate changes	8.2	(5.9)	24.8	(22.4)

Fair value of plan assets at end of year	45.8	47.8	1,141.3	1,309.9

Funded Status
Benefit obligation	(179.3)	(183.4)	(1,075.3)	(1,100.4)
Fair value of plan assets	45.8	47.8	1,141.3	1,309.9

Overfunded/(Underfunded) status at end of year	(133.5)	(135.6)	66.0	209.5
Contribution after measurement date	1.1	1.0	1.9	–
Unamortized prior service cost	–	–	7.4	12.8
Unamortized transitional obligation/(asset)	10.8	12.1	(15.4)	(17.6)
Unamortized net loss	24.6	32.9	167.0	13.5

Net amount recognized at end of year	(97.0)	(89.6)	226.9	218.2

The amounts recognized include all of the Company's plans; however, the Gas Distribution and Services plans are funded through regulated rates on a cash basis and are not recorded as net pension assets or liabilities. Excluding Gas Distribution and Services plans, the Company's plans using the accrual method provide for a net pension asset of $73.8 million (2007 – $72.3 million) and a net OPEB liability of $21.5 million (2007 – $18.8 million). The pension asset is recorded on the balance sheet in Deferred Amounts and Other Assets while the pension liability is recorded in Other Long-Term Liabilities, with the current portion for each recorded in working capital accounts.

ENBRIDGE INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS      47

The weighted average assumptions made in the measurement of the projected benefit obligations of the pension plans and OPEB are as follows:

	OPEB			Pension Benefits
Year ended December 31,	2008	2007	2006	2008	2007	2006

Discount rate	6.42%	5.71%	5.37%	6.59%	5.65%	5.27%
Average rate of salary increases				5.00%	5.00%	5.00%

NET PENSION PLAN AND OPEB COSTS RECOGNIZED

Year ended December 31,	2008	2007	2006

(millions of Canadian dollars)
Benefits earned during the year	57.6	52.1	45.7
Interest cost on projected benefit obligations	76.4	68.0	64.2
Actual return on plan assets	191.4	(106.5)	(80.3)
Difference between actual and expected return on plan assets	(287.7)	19.9	(3.4)
Amortization of prior service costs	2.0	2.0	2.0
Amortization of transitional obligation	(0.9)	(0.9)	(0.8)
Amortization of actuarial loss	4.9	13.9	15.3
Amount charged to EEP	(10.8)	(11.3)	(10.5)

Pension and OPEB cost recognized	32.9	37.2	32.2

The table reflects the pension and OPEB cost for all of the Company's benefit plans on an accrual basis. Using the cash basis for Gas Distribution and Services rate regulated plans and the accrual method for all other plans, the Company's pension cost was $27.4 million (2007 – $23.4 million; 2006 – $20.1 million), and its OPEB cost was $6.8 million for 2008 (2007 – $6.9 million; 2006 – $7.0 million).

The weighted average assumptions made in the measurement of the cost of the pension plans and OPEB are as follows:

	OPEB			Pension Benefits
Year ended December 31,	2008	2007	2006	2008	2007	2006

Discount rate	5.71%	5.37%	5.30%	5.65%	5.27%	5.24%
Average rate of return on pension plan assets	6.00%	4.50%	4.50%	7.30%	7.31%	7.31%
Average rate of salary increases				5.00%	5.00%	4.44%

MEDICAL COST TREND RATES

The assumed rates for the next year used to measure the expected cost of benefits are as follows:

	Medical Cost Trend Rate Assumption for Next Fiscal Year	Ultimate Medical Cost Trend Rate Assumption	Year in which Ultimate Medical Cost Trend Rate Assumption is Achieved

Canadian Plans
Drugs	10%	5%	2016
Other Medical and Dental	5%	5%	2008
U.S. Plan	10%	5%	2013

A one percent increase in the assumed medical and dental care trend rate would result in an increase of $25.0 million in the accumulated post-employment benefit obligations and an increase of $2.3 million in benefit and interest costs. A one percent decrease in the assumed medical and dental care trend rate would result in a decrease of $20.3 million in the accumulated post-employment benefit obligations and a decrease of $1.8 million in benefit and interest costs.

48      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  ENBRIDGE INC.

MAJOR CATEGORIES OF PLAN ASSETS

	OPEB			Pension Benefits
	2008		2007	2008		2007
Year ended December 31,	Actual	Amount	Actual	Actual	Amount	Actual

(millions of Canadian dollars)
Equity securities	–	–	–	57.3%	653.5	60.7%
Fixed income securities	84.2%	38.6	85.4%	35.1%	400.5	33.5%
Other	15.8%	7.2	14.6%	7.6%	87.3	5.8%

Total Assets	100%	45.8	100%	100%	1,141.3	100%

Plan assets are invested primarily in readily marketable investments with constraints on the credit quality of fixed income securities.

The Company manages the investment risk of its pension funds by setting a long term asset mix policy for each plan after consideration of: (i) the nature of pension plan liabilities; (ii) the investment horizon of the plan; (iii) the going concern and solvency funded status and cash flow requirements of the plans; (iv) the operating environment and financial situation of the Company and its ability to withstand fluctuations in pension contributions; and (v) the future economic and capital markets outlook with respect to investment returns, volatility of returns and correlation between assets. The overall expected rate of return is based on the asset allocation targets with estimates for returns on equity and debt securities based on long term expectations.

The target asset mix for each of the pension plans are as follows:

	Enbridge Inc. and Affiliates	Enbridge Gas Distribution Inc. and Affiliates	Enbridge (U.S.) Inc.

Equity securities	62.5%	52.5%	57.5%
Fixed income securities	32.5%	42.5%	37.5%
Other	5%	5%	5%

EXPECTED RATE OF RETURN ON PLAN ASSETS

	OPEB		Pension Benefits
Year ended December 31,	2008	2007	2008	2007

Canadian Plans	6.00%	4.50%	7.25%	7.25%
U.S. Plan	6.00%	4.50%	7.75%	7.75%

PLAN CONTRIBUTIONS BY THE COMPANY

	OPEB		Pension Benefits
Year ended December 31,	2008	2007	2008	2007

(millions of Canadian dollars)
Total contributions	8.2	8.1	33.3	44.1
Contributions expected to be paid in 2009	10.1		48.4

BENEFITS EXPECTED TO BE PAID BY THE COMPANY

Year ended December 31,	2009	2010	2011	2012	2013	2014-2018

(millions of dollars)
Expected future benefit payments	54.8	57.8	60.5	63.7	67.1	395.8

ENBRIDGE INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS      49

26.  OTHER INVESTMENT INCOME

Year ended December 31,	2008	2007	2006

(millions of Canadian dollars)
Interest income on affiliate loans	33.5	32.7	29.3
Gain on reduction of EEP ownership interest	12.5	33.9	–
Noverco preferred dividends income	16.1	15.8	15.6
OCENSA investment income	23.4	24.7	26.8
Net foreign currency gains	43.0	26.2	13.3
Allowance for equity funds used during construction (AEDC)	58.9	15.1	1.5
Hurricane insurance recoveries	–	14.6	6.0
Other	15.3	32.1	15.3

	202.7	195.1	107.8

27.  CHANGES IN OPERATING ASSETS AND LIABILITIES

Year ended December 31,	2008	2007	2006

(millions of Canadian dollars)
Accounts receivable and other	201.6	(502.1)	3.9
Inventory	(135.3)	159.5	134.1
Deferred amounts and other assets	95.5	(134.6)	(67.3)
Accounts payable and other [1]	(181.4)	503.8	43.5
Interest payable	9.3	(5.9)	12.5

	(10.3)	20.7	126.7

1
Changes in construction payable are included in investing activities.

28.  RELATED PARTY TRANSACTIONS

EEP does not have employees and uses the services of the Company for managing and operating its businesses. Vector Pipeline, a joint venture, contracts the services of Enbridge to operate the pipeline. Amounts for these services, which are charged at cost in accordance with service agreements, are:

Year ended December 31,	2008	2007	2006

(millions of Canadian dollars)
EEP	301.9	267.1	244.9
Vector Pipeline	5.8	4.8	4.1

	307.7	271.9	249.0

At December 31, 2008, the Company has accounts receivable from EEP of $40.9 million (2007 – $32.4 million).

The Company has provided EEP with an unsecured revolving credit agreement. The credit facility provides for a maximum principle amount of US$500.0 million for a three-year term maturing in December 2010. At December 31, 2008 and 2007, there were no amounts outstanding on this facility.

EGD, a subsidiary of the Company, has contracts for gas transportation services from Alliance Pipeline and Vector Pipeline. EGD is charged market prices for these services:

Year ended December 31,	2008	2007	2006

(millions of Canadian dollars)
Alliance Pipeline Canada	23.6	21.3	23.6
Alliance Pipeline US	17.1	15.1	14.1
Vector Pipeline	27.0	25.0	27.3

	67.7	61.4	65.0

50      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  ENBRIDGE INC.

CustomerWorks Limited Partnership (CustomerWorks), a joint venture, provided customer care services to EGD under an agreement having a five-year term which expired in 2007 and was not renewed. EGD was charged market prices for these services. CustomerWorks also rented an automated billing system from Enbridge Commercial Services Inc. (ECS), a subsidiary of the Company. Amounts charged by/(to) CustomerWorks are as follows:

Year ended December 31,	2008	2007	2006

(millions of Canadian dollars)
EGD	–	26.3	108.5
ECS	(2.0)	(1.8)	(8.1)

	(2.0)	24.5	100.4

Enbridge Gas Services (US) Inc., a subsidiary of the Company, purchases and sells gas at prevailing market prices with Enbridge Marketing (US) Inc., a subsidiary of EEP. Amounts paid/(recovered) are as follows:

Year ended December 31,	2008	2007	2006

(millions of Canadian dollars)
Purchases	52.1	43.5	29.2
Sales	(7.5)	(4.1)	(6.3)

	44.6	39.4	22.9

Enbridge Gas Services Inc., a subsidiary of the Company, has transportation commitments, measured at market value, through 2015 on Alliance Pipeline Canada and Vector Pipeline. Amounts paid are as follows:

Year ended December 31,	2008	2007	2006

(millions of Canadian dollars)
Alliance Pipeline Canada	9.3	8.5	8.3
Vector Pipeline	0.6	0.6	0.6

	9.9	9.1	8.9

Enbridge Gas Services (US) Inc., a subsidiary of the Company, has transportation commitments, measured at market value, through 2015 on Alliance Pipeline US and Vector Pipeline. Amounts paid are as follows:

Year ended December 31,	2008	2007	2006

(millions of Canadian dollars)
Alliance Pipeline US	7.0	6.6	6.9
Vector Pipeline	15.4	15.6	16.5

	22.4	22.2	23.4

Tidal Energy Marketing Inc., a subsidiary of the Company, purchases and sells commodities at prevailing market prices with EEP and a subsidiary of EEP as follows:

Year ended December 31,	2008	2007	2006

(millions of Canadian dollars)
Purchases	24.5	4.6	17.0
Sales	(9.4)	(5.5)	(6.7)

	15.1	(0.9)	10.3

RECEIVABLE FROM AFFILIATE

The receivable from affiliate of $159.2 million (2007 – $128.5 million), included in Deferred Amounts and Other Assets, initially resulted from the sale of Enbridge Midcoast Energy to EEP. During 2007, the original loan receivable was repaid and a new loan was entered into. The loan, denominated in U.S. dollars, bears interest at 8.4% and matures in 2017. Interest income related to the note was $11.6 million, $10.0 million and $11.8 million, in 2008, 2007 and 2006, respectively.

ENBRIDGE INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS      51

TRANSFER OF LINE PIPE

The Company and EEP, an equity investee, regularly collaborate on construction projects. Examples of such projects include the Southern Access and Alberta Clipper projects where the Company is constructing the Canadian portion of the projects and EEP is constructing the United States portion. In August 2008, the Company transferred $22.5 million, measured at market value, of 36 inch diameter line pipe to EEP for use in constructing the Alberta Clipper project. The line pipe was initially obtained by the Company for use in constructing the Southern Access Extension, which has been delayed due to a prolonged regulatory process.

29.  COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The Company has significant signed contracts for the purchase of services, pipe and other materials totaling $1,986.0 million, to be used in the construction of several Liquids Pipelines projects including Southern Lights Pipeline, Alberta Clipper Project, Southern Access Expansion, Hardisty Terminal, Fort Hills Pipeline and Line 4 Extension and certain other administrative services.

ENBRIDGE GAS DISTRIBUTION INC.

Bloor Street Incident

The Company had been charged under both the Ontario Technical Standards and Safety Act (TSSA) and the Ontario Occupational Health and Safety Act (OHSA) in connection with an explosion that occurred on Bloor Street West in Toronto in April 2003. In October 2007, all of the TSSA and OHSA charges laid against the Company were dismissed by the Ontario Court of Justice. The decision has been appealed by the Crown to the Ontario Superior Court of Justice. The appeal is scheduled to be heard by the Court during 2009. The maximum possible fine upon conviction would not result in any material financial impact on the Company.

The Company has also been named as a defendant in a number of civil actions related to the explosion. All significant civil actions have been settled without any material financial impact on the Company. A Coroner's Inquest in connection with the explosion is also possible.

GST Overpayment

In December 2007, EGD discovered that it had remitted excess GST to the Canada Revenue Agency (CRA). In respect of certain months within the 2003 to 2005 calendar year periods, the amount of such overpayment is approximately $40 million and is included in accounts receivable. The Company expects that it will recover the overpayment from the CRA during 2009.

Harper Gardens Incident

On February 14, 2007, an explosion and fire occurred at a residence on Harper Gardens in Toronto. The home was destroyed and a resident of the home was killed. A natural gas contractor working in the home at the time of the explosion was seriously injured. Several public authorities commenced investigations in connection with the incident. The Company has also been named as a defendant in civil actions related to the incident, but does not expect these actions to result in any material financial impact.

Remediation of Discontinued Manufactured Gas Plant Sites

EGD may incur future costs due to claims relating to alleged coal tar contamination at or near former manufactured gas plant (MGP) sites. In October 2002, a claim was filed for $55.0 million in damages relating to a certain MGP site. EGD filed a statement of defence in June 2003 denying liability. Although the Company believes that it has a valid defence to this claim, certain risks exist. The probable overall cost cannot be determined at this time due to uncertainty about the presence and extent of damage in addition to the potential alternative remediation approaches which vary in cost. EGD expects that costs, if any, not recovered through insurance may be recovered through rates. As such, EGD does not believe the outcome will have any material financial impact.

ENBRIDGE ENERGY COMPANY, INC.

Enbridge Energy Company, Inc. (EEC), a subsidiary of the Company and the general partner of EEP, is the former owner of Enbridge Midcoast Energy Inc. (Midcoast). The IRS challenged Midcoast's tax treatment of its 1999 acquisition of several partnerships that owned a natural gas pipeline system in Kansas (these assets were sold to EEP in 2002 and subsequently sold by EEP in 2007). In March 2008, an unfavourable court decision was received sustaining the IRS position, decreasing the U.S. tax basis for the pipeline assets. The Company's earnings for 2008 reflected a decrease of $32.2 million in consideration of the adverse court decision which, when combined with

52      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  ENBRIDGE INC.

amounts previously recorded, provides fully for the liability. Given loss carryforwards in EEC prior to the decision, the cash tax impact of the decision was not significant. The Company continues to believe the tax treatment of the acquisition and the related tax deductions claimed were appropriate and has appealed the decision.

OTHER TAX MATTERS

Enbridge and its subsidiaries maintain tax liabilities related to uncertain tax positions. While fully supportable in the Company's view, these tax positions, if challenged by tax authorities, may not be fully sustained on review.

OTHER LITIGATION

The Company and its subsidiaries are subject to various other legal actions and proceedings which arise in the normal course of business. While the final outcome of such actions and proceedings cannot be predicted with certainty, Management believes that the resolution of such actions and proceedings will not have a material impact on the Company's consolidated financial position or results of operations.

30.  GUARANTEES

EEC, as the general partner of EEP, has agreed to indemnify EEP from and against substantially all liabilities, including liabilities relating to environmental matters, arising from operations prior to the transfer of its pipeline operations to EEP in 1991. This indemnification does not apply to amounts that EEP would be able to recover in its tariff rates if not recovered through insurance or to any liabilities relating to a change in laws after December 27, 1991.

In addition, in the event of default, EEC is subject to recourse with respect to US$93.0 million of EEP's long-term debt at December 31, 2008 (2007 – US$124.0 million).

The Company has also agreed to indemnify EEM for any tax liability related to EEM's formation, management of EEP and ownership of i-units of EEP. The Company has not made any significant payment under these tax indemnifications. The Company does not believe there is a material exposure at this time.

In the normal course of conducting business, the Company enters into agreements which indemnify third parties. The Company cannot reasonably estimate the maximum potential amounts that could become payable to third parties under these agreements; however, historically, the Company has not made any significant payments under these indemnification provisions. While many of these agreements may specify a maximum potential exposure, or a specified duration to the indemnification obligation, there are circumstances where the amount and duration are unlimited. Examples where such indemnification obligations have been issued include:

Sale Agreements for Assets or Businesses:

  •   breaches of representations, warranties or covenants;

  •   loss or damages to property;

  •   environmental liabilities;

  •   changes in laws;

  •   valuation differences;

  •   litigation; and

  •   contingent liabilities.

Provision of Services and Other Agreements:

  •   breaches of representations, warranties or covenants;

  •   changes in laws;

  •   intellectual property rights infringement; and

  •   litigation.

When disposing of assets or businesses, the Company may indemnify the purchaser for certain tax liabilities incurred while the Company owned the assets or for a misrepresentation related to taxes that result in a loss to the purchaser. Similarly, the Company may indemnify the purchaser of assets for certain tax liabilities related to those assets.

31.  SUBSEQUENT EVENT

In January, 2009, the Company secured incremental credit of $225 million from its banking group for an existing credit facility established in December 2008. The new commitments provide additional liquidity and increase the total credit facilities to $8.8 billion.

ENBRIDGE INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS      53

32.  UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. The effects of significant differences between Canadian GAAP and U.S. GAAP for the Company are described below.

EARNINGS AND COMPREHENSIVE INCOME

Year ended December 31,	2008	2007	2006

(millions of Canadian dollars, except per share amounts)
Earnings under Canadian and U.S. GAAP Applicable to Common Shareholders	1,320.8	700.2	615.4

Earnings under Canadian and U.S. GAAP	1,327.7	707.1	622.3

Other comprehensive income/(loss) under Canadian GAAP	317.8	(197.4)	36.0
Underfunded pension adjustment (net of tax) [4]	(56.6)	23.3	–
Unrealized net gain/(loss) on cash flow hedges	–	–	(64.2)

Comprehensive income under U.S. GAAP	1,588.9	533.0	594.1

Earnings per common share under U.S. GAAP	3.67	1.97	1.81

Diluted earnings per common share under U.S. GAAP	3.64	1.95	1.79

54      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  ENBRIDGE INC.

FINANCIAL POSITION

	2008		2007
December 31,	Canada	United States	Canada	United States

(millions of Canadian dollars)
Assets
Cash and cash equivalents [2,5]	541.7	961.0	166.7	214.4
Accounts receivable and other [2,3,5]	2,322.5	3,174.8	2,388.7	3,118.4
Inventory [2,5]	844.7	911.3	709.4	817.3

	3,708.9	5,047.1	3,264.8	4,150.1
Property, plant and equipment, net [2,5]	16,389.6	24,738.0	12,597.6	17,999.4
Long-term investments [2,5]	2,491.8	412.2	2,076.3	1,253.1
Deferred amounts and other assets [1,2,3,4,5]	1,318.4	2,079.5	1,182.0	1,653.5
Intangible assets [5]	225.3	333.9	212.0	302.4
Goodwill [5]	389.2	807.7	388.0	725.1
Future income taxes [1,5]	178.2	178.2	186.7	187.3

	24,701.4	33,596.6	19,907.4	26,270.9

Liabilities and Shareholders' Equity
Short-term borrowings	874.6	874.6	545.6	545.5
Accounts payable and other [2,3,5]	2,411.5	3,202.7	2,213.8	3,195.1
Interest payable [5]	101.9	143.6	89.1	109.8
Current maturities and short-term debt [5]	533.8	533.8	605.2	632.7
Current portion of non-recourse debt [2,5]	184.7	706.0	61.1	60.9

	4,106.5	5,460.7	3,514.8	4,544.0
Long-term debt [3]	10,154.9	10,256.9	7,729.0	7,771.7
Non-recourse long-term debt [2,5]	1,474.0	5,447.5	1,508.4	4,337.2
Other long-term liabilities [2,4,5]	259.0	398.6	253.9	479.2
Future income taxes [1,2,3,4,5]	1,290.8	2,014.2	975.6	1,545.7
Non-controlling interests [5]	797.4	3,493.8	650.5	2,355.2

	18,082.6	27,071.7	14,632.2	21,033.0

Shareholders' Equity
Preferred shares	125.0	125.0	125.0	125.0
Common shares	3,194.0	3,194.0	3,026.5	3,026.5
Contributed surplus	37.9	–	25.7	–
Retained earnings	3,383.4	3,350.5	2,537.3	2,504.4
Additional paid in capital	–	81.7	–	69.6
Accumulated other comprehensive loss [3,4]	32.8	(72.0)	(285.0)	(333.3)
Reciprocal shareholding	(154.3)	(154.3)	(154.3)	(154.3)

	6,618.8	6,524.9	5,275.2	5,237.9

	24,701.4	33,596.6	19,907.4	26,270.9

1
Future Income Taxes

  Under U.S. GAAP, deferred income tax liabilities are recorded for rate-regulated operations, which follow the taxes payable method for ratemaking purposes. As these deferred income taxes are expected to be recoverable in future revenues, a corresponding regulatory asset is also recorded. These assets and liabilities are adjusted to reflect changes in enacted income tax rates. At December 31, 2008, a deferred tax liability of $803.3 million (2007 – $572.7 million) is recorded for U.S. GAAP purposes and reflects the difference between the carrying value and the tax basis of property, plant and equipment. Regulated companies following the taxes payable method are not required to record this additional tax liability under Canadian GAAP. For the year ended December 31, 2007, to recover the additional deferred income taxes recorded under U.S. GAAP through the ratemaking process, it would have been necessary to record incremental revenue of $785.6 million.

2
Accounting for Joint Ventures

  U.S. GAAP requires the Company's investments in joint ventures to be accounted for using the equity method. However, under an accommodation of the U.S. Securities and Exchange Commission, accounting for jointly controlled investments need not be reconciled from Canadian to U.S. GAAP if the joint venture is jointly controlled by all parties having an equity interest in the entity. Joint ventures in which all owners do not share joint control are reconciled to U.S. GAAP. The different accounting treatment affects only display and classification and not earnings or shareholders' equity.

ENBRIDGE INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS      55

3
Accumulated Other Comprehensive Loss

  Financial instruments are now recognized in Canadian GAAP in substantially the same manner as U.S. GAAP. As a result of the change in Canadian accounting, certain comparative balances have been reclassified for U.S. GAAP purposes, including the recognition of regulated non-financial instruments and offsetting regulatory liabilities as well as OCI from equity investees. In addition, transaction costs arising from the issuance of debt are now recorded net against the related long-term debt. For U.S. GAAP, these transaction costs are reclassified to deferred amounts and other assets.

  The only Canadian – U.S. GAAP difference in accumulated other comprehensive loss is the underfunded status of the pension and OPEB plans. The following are the impacts of the underfunded status on OCI in Canadian dollars.

  Amounts removed from other comprehensive income (OCI) and recognized as components of the net pension and OPEB costs in the year is as follows:

Year ended December 31,	2008	2007

(millions of Canadian dollars)
Prior service cost	0.5	0.5
Net transitional obligation	(1.0)	(1.0)
Net loss	1.6	3.1

	1.1	2.6

  Amounts accumulated in OCI that have not yet been recognized as a component of net periodic benefit cost is as follows:

Year ended December 31,	2008	2007

(millions of Canadian dollars)
Prior service cost	0.8	3.5
Net transitional obligation	(5.8)	(6.7)
Net loss	109.9	51.5

	104.9	48.3

  Net amounts reflected in OCI for the year are as follows:

Year ended December 31,	2008	2007

(millions of Canadian dollars)
Unamortized prior service cost	(2.8)	(0.9)
Unamortized net transitional obligation	1.0	0.9
Net loss/(gain)	58.4	(23.3)

	56.6	(23.3)

  The Company estimates that approximately $1.2 million related to pension and OPEB plans at December 31, 2008 will be reclassified into earnings in the next twelve months.

	Pension Benefits	OPEB

(millions of Canadian dollars)
Net transitional obligation	(1.1)	0.5
Prior service costs	0.2	–
Loss	1.4	0.2

Reclassification	0.5	0.7

  The after tax amounts recognized in the tables above exclude the Gas Distribution and Services plans since these plans are funded through regulated rates on a cash basis and are not recorded as net pension assets or liabilities.

4
Pension Funding Status

  FAS 158, Employers' Accounting for Defined Pension and Other Postretirement Plans, requires an employer to recognize the overfunded or underfunded status of a defined benefit post retirement plan or OPEB as an asset or liability and to recognize changes in the funded status in the period in which they occur through comprehensive income. FAS 158 adjustments resulted in an increase in the net liability of $158.7 million (December 31, 2007 – $73.1 million) for the underfunded status of the plans, a decrease in deferred tax liability of $53.8 million (December 31, 2007 – $24.8 million) and an increase in accumulated other comprehensive loss of $104.9 million (December 31, 2007 – $48.3 million). As required by FAS 158, the Company adjusted the amounts recognized related to the Canadian pension plans to reflect a December 31 measurement date.

5
Consolidation of a Limited Partnership

  As a result of adopting EITF 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights, the Company is consolidating its 27.0% interest in Enbridge Energy Partners for U.S. GAAP purposes, resulting in an increase to both assets and liabilities of $8,248.2 million (December 31, 2007 – $5,932.7 million) and no changes to equity and earnings.

6
Unrecognized tax benefits
	2008	2007

(millions of Canadian dollars)
Unrecognized Tax Benefits at January 1,	61.0	78.0
Gross increases for tax positions of current year	33.4	5.0
Gross decreases for tax positions of prior years	(82.4)	(14.0)
Changes in translation of foreign currency	0.8	(6.0)
Settlements during the period	–	(2.0)

Unrecognized Tax Benefits at December 31,	12.8	61.0

  The unrecognized tax benefits at December 31, 2008, if recognized, would affect the Company's effective income tax rate. Gross increases include a $32.2 million charge for the U.S. tax matter currently under litigation, to unrecognize all of the tax benefits. As an unfavourable court decision was rendered in 2008, the full tax

56      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  ENBRIDGE INC.

  benefit balance of $64.6 was reversed and the unrecognized benefits removed as reflected in gross decreases. The Company does not anticipate further adjustments to the unrecognized tax benefits during the next twelve months that would have a material impact on its consolidated financial statements.

  The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. Income tax expense for the year ended December 31, 2008 includes $1.8 million (2007 – $2.0 million) of interest. As at December 31, 2008, interest and penalties of $8.8 million (2007 – $7.0 million) have been accrued.

  The Company and its subsidiaries are subject to either Canadian federal and provincial income tax, U.S. federal, state and local income tax, or the relevant income tax in other international jurisdictions. The Company has substantially concluded all Canadian federal and provincial income tax matters for the years through 2002 and all returns are generally closed through 2003. All U.S. federal income tax returns and generally all U.S. state and local income tax returns are closed through 2004 for all tax matters with the exception of the ongoing tax litigation. U.S. federal income tax returns for 2005 are currently under examination by the Internal Revenue Service.

7
Indefinite reversal rule

  We have not provided deferred taxes on the unremitted earnings of foreign investments that the Company does not intend to repatriate in the foreseeable future. These earnings relate to ongoing operations and as at December 31, 2008 were approximately $427.6M. It is not practicable to determine, due to the availability of U.S. foreign tax credits, the deferred income tax liability that would be payable if such earnings were not reinvested indefinitely.

NEW ACCOUNTING STANDARDS

Fair Value Measurements

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. The Statement defines fair value, establishes a framework for measuring fair value in the context of GAAP and expands the disclosure surrounding fair value measurement. In January 2008, the FASB deferred the implementation of this standard for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, until January 1, 2009. For financial assets and liabilities, the Company has adopted this standard on January 1, 2008.

Fair Value Option for Assets and Liabilities

In February 2007, the FASB issued Statement No. 159, Fair Value Option for Financial Assets and Liabilities. This standard provides companies with an option to measure, at specified election dates, certain financial assets and liabilities at fair value. Changes in fair value are recognized in earnings. The Company has adopted this standard effective January 1, 2008, but has not elected to use the optional fair value measurement.

Future Accounting Standards

The following standards will be effective for the Company beginning on January 1, 2009. Management does not expect the adoption of any of these standards to significantly impact the financial statements.

Business Combinations

In December 2007, the FASB issued Statement No. 141(R), Business Combinations. This Statement retains the fundamental requirements in FAS 141, requiring that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. The Statement revises how the acquisition method is applied when measuring and recognizing certain items acquired.

Accounting for Non-Controlling Interests

In December 2007, the FASB issued Statement No. 160, Non-Controlling Interests in Consolidated Financial Statements. This Statement amends ARB 51 to establish accounting and reporting standards for a non-controlling interest in a subsidiary and for deconsolidation of a subsidiary.

Derivative Instrument and Hedging Activities Disclosures

In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. This Statement revises disclosure requirements for derivative instruments and hedging activities.

ENBRIDGE INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS      57